UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 7, 2013	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

Intertape Polymer Group Inc.

Consolidated Financial Statements

December 31, 2012, 2011 and 2010

Management’s Responsibility for Financial Statements

The consolidated financial statements of Intertape Polymer Group Inc. (the “Company”) and other financial information are the responsibility of the Company’s management and have been examined and approved by its Board of Directors. These consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards and include some amounts that are based on management’s best estimates and judgments. The selection of accounting principles and methods is management’s responsibility.

Management is responsible for the design, establishment and maintenance of appropriate internal control and procedures over financial reporting, to ensure that financial statements for external purposes are fairly presented in conformity with International Financial Reporting Standards. Pursuant to these internal control and procedures, processes have been designed to ensure that the Company’s transactions are properly authorized, the Company’s assets are safeguarded against unauthorized or improper use, and the Company’s transactions are properly recorded and reported to permit the preparation of the Company’s consolidated financial statements in conformity with International Financial Reporting Standards.

Management recognizes its responsibility for conducting the Company’s affairs in a manner to comply with the requirements of applicable laws and for maintaining proper standards of conduct in its activities.

The Board of Directors assigns its responsibility for the consolidated financial statements and other financial information to the Audit Committee, all of whom are independent directors.

The Audit Committee’s role is to examine the consolidated financial statements and annual report and once approved, recommend that the Board of Directors approve them, examine internal control over financial reporting and information protection systems and all other matters relating to the Company’s accounting and finances. In order to do so, the Audit Committee meets periodically with the external auditors to review their audit plan and discuss the results of their examinations. The Audit Committee is also responsible for recommending the nomination of the external auditors.

The Company’s external independent registered public accounting firm, Raymond Chabot Grant Thornton LLP was appointed by the Shareholders at the Annual Meeting of Shareholders on May 16, 2012, to conduct the integrated audit of the Company’s consolidated financial statements, and the Company’s internal control over financial reporting. Their reports indicating the scope of their audits and their opinions on the consolidated financial statements and the Company’s internal control over financial reporting follow.

/s/ Gregory A.C. Yull

Gregory A.C. Yull

President and Chief Executive Officer

/s/ Bernard J. Pitz

Bernard J. Pitz

Chief Financial Officer

Bradenton, Florida and Montreal, Quebec

March 6, 2013

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting as well as the preparation of financial statements for external reporting purposes in accordance with International Financial Reporting Standards.

Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the company’s financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective can only provide reasonable assurance with respect to financial statements preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012 based on those criteria.

The Company’s internal control over financial reporting as of December 31, 2012 has been audited by Raymond Chabot Grant Thornton LLP, the Company’s external independent registered public accounting firm, as stated in their report which follows.

/s/ Gregory A.C. Yull

Gregory A.C. Yull

President and Chief Executive Officer

/s/ Bernard J. Pitz

Bernard J. Pitz

Chief Financial Officer

Bradenton, Florida and Montreal, Quebec

March 6, 2013

Independent Auditor’s Report of

Registered Public Accounting Firm

To the Shareholders of

Intertape Polymer Group Inc.

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Intertape Polymer Group Inc. which comprise the consolidated statements of financial position as at December 31, 2012 and 2011 and the consolidated statements of earnings (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the three year-period ended December 31, 2012, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Intertape Polymer Group Inc. as at December 31, 2012 and 2011, and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Intertape Polymer Group Inc.’s internal control over financial reporting as at December 31, 2012, based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2013, expressed an unqualified opinion on Intertape Polymer Group Inc.’s internal control over financial reporting.

Montreal, Canada

March 6, 2013

1 CPA auditor, CA, public accountancy permit No. A120795

Independent Auditor’s Report of

Registered Public Accounting Firm

on Internal Control over Financial Reporting

To the Shareholders of

Intertape Polymer Group Inc.

We have audited Intertape Polymer Group Inc.‘s internal control over financial reporting as at December 31, 2012, based on criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s Responsibility

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting.

Auditor’s Responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012 based on criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Intertape Polymer Group Inc. as at December 31, 2012, 2011 and for each of the years in the three-year period ended December 31, 2012 and our report dated March 6, 2013 expressed an unqualified opinion thereon.

Montreal, Canada

March 6, 2013

1 CPA auditor, CA, public accountancy permit No. A120795

Intertape Polymer Group Inc.

Consolidated Earnings (Loss)

Years ended December 31, 2012, 2011 and 2010

(In thousands of US dollars, except per share amounts)

	2012	2011	2010
	$	$	$
Revenue	784,430	786,737	720,516
Cost of sales	643,393	672,262	636,194

Gross profit	141,037	114,475	84,322

Selling, general and administrative expenses	79,135	76,969	73,302
Research expenses	6,227	6,200	6,252

	85,362	83,169	79,554

Operating profit before manufacturing facility closures, restructuring and other related charges	55,675	31,306	4,768

Manufacturing facility closures, restructuring and other related charges (Note 4)	18,257	2,891	3,534

Operating profit	37,418	28,415	1,234

Finance costs
Interest	13,233	15,361	15,670
Other expense	1,303	2,180	880

	14,536	17,541	16,550

Earnings (loss) before income tax expense (benefit)	22,882	10,874	(15,316)
Income tax expense (benefit) (Note 5)
Current	927	688	(10)
Deferred	(552)	1,232	33,243

	375	1,920	33,233

Net earnings (loss)	22,507	8,954	(48,549)

Earnings (loss) per share (Note 6)
Basic	0.38	0.15	(0.82)

Diluted	0.37	0.15	(0.82)

The accompanying notes are an integral part of the consolidated financial statements and Note 3 presents additional information on consolidated earnings (loss).

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Years ended December 31, 2012, 2011 and 2010

(In thousands of US dollars)

	2012	2011	2010
	$	$	$
Net earnings (loss)	22,507	8,954	(48,549)

Other comprehensive income (loss)
Changes in fair value of interest rate swap agreements designated as cash flow hedges (net of deferred income tax expense of nil, nil in 2011 and nil in 2010)	-	(30)	(599)
Settlements of interest rate swap agreements, transferred to earnings (net of income tax expense of nil, nil in 2011 and nil in 2010)	-	927	1,249
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income tax expense of nil, nil in 2011 and nil in 2010)	227	867	1,828
Settlements of forward foreign exchange rate contracts, transferred to earnings (net of income tax expense of nil, nil in 2011 and nil in 2010)	(214)	(1,015)	(869)
Gain on forward foreign exchange rate contracts recorded in earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships (net of income tax expense of nil, nil in 2011 and nil in 2010)	-	(998)	(616)
Change in cumulative translation adjustments	2,002	(1,729)	2,935
Actuarial gains or losses and change in asset ceiling and minimum funding requirements on defined benefit plans (net of income tax benefit of $1,209, $1,427 in 2011 and $768 in 2010) (Note 17)	(6,436)	(14,701)	(2,091)

Other comprehensive income (loss)	(4,421)	(16,679)	1,837

Comprehensive income (loss) for the period	18,086	(7,725)	(46,712)

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Year ended December 31, 2010

(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive income
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit	Total shareholders’ equity
		$	$	$	$	$	$	$

Balance as of January 1, 2010	58,951,050	348,143	15,024	-	(757)	(757)	(172,387)	190,023

Transactions with owners
Exercise of stock options (Note 15)	10,000	5						5
Stock-based compensation expense (Note 15)			769					769

	10,000	5	769					774

Net earnings (loss)							(48,549)	(48,549)

Other comprehensive income
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of deferred income tax expense of nil)					(599)	(599)		(599)
Settlement of interest rate swap agreements, transferred to earnings (net of income tax expense of nil)					1,249	1,249		1,249
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income tax expense of nil)					1,828	1,828		1,828
Settlement of forward foreign exchange rate contracts, transferred to earnings (net of income tax expense of nil)					(869)	(869)		(869)
Gain on forward foreign exchange rate contracts recorded in earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships (net of income tax expense of nil)					(616)	(616)		(616)
Actuarial gains or losses and change in minimum funding requirements on defined benefit plans (net of income tax benefit of $768) (Note 17)							(2,091)	(2,091)
Changes to cumulative translation adjustments				2,935		2,935		2,935

				2,935	993	3,928		1,837

Balance as of December 31, 2010	58,961,050	348,148	15,793	2,935	236	3,171	(223,027)	144,085

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Year ended December 31, 2011

(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive income
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit	Total shareholders’ equity
		$	$	$	$	$	$	$

Balance as of December 31, 2010 (balance carried forward)	58,961,050	348,148	15,793	2,935	236	3,171	(223,027)	144,085

Transactions with owners
Stock-based compensation expense (Note 15)			818					818

Net earnings							8,954	8,954

Other comprehensive loss
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of deferred income tax expense of nil)					(30)	(30)		(30)
Settlement of interest rate swap agreements, transferred to earnings (net of income tax expense of nil)					927	927		927
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income tax expense of nil)					867	867		867
Settlement of forward foreign exchange rate contracts, transferred to earnings (net of income tax expense of nil)					(1,015)	(1,015)		(1,015)
Gain on forward foreign exchange rate contracts recorded in earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships (net of income tax expense of nil)					(998)	(998)		(998)
Actuarial gains or losses and change in minimum funding requirements on defined benefit plans (net of income tax benefit of $1,427) (Note 17)							(14,701)	(14,701)
Changes to cumulative translation adjustments				(1,729)		(1,729)		(1,729)

				(1,729)	(249)	(1,978)		(16,679)

Balance as of December 31, 2011	58,961,050	348,148	16,611	1,206	(13)	1,193	(228,774)	137,178

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Year ended December 31, 2012

(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive income
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit	Total shareholders’ equity
		$	$	$	$	$	$	$

Balance as of December 31, 2011 (balance carried forward)	58,961,050	348,148	16,611	1,206	(13)	1,193	(228,774)	137,178

Transactions with owners
Exercise of stock options (Note 15)	663,989	2,017						2,017
Excess tax benefit on stock options (Note 5)		773						773
Stock-based compensation expense (Note 15)			539					539
Stock-based compensation expense credited to capital on options exercised (Note 15)		764	(764)
Dividends on common stock							(4,759)	(4,759)

	663,989	3,554	(225)				(4,759)	(1,430)

Net earnings							22,507	22,507

Other comprehensive loss
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income tax expense of nil)					227	227		227
Settlement of forward foreign exchange rate contracts, transferred to earnings (net of income tax expense of nil)					(214)	(214)		(214)
Actuarial gains or losses and change in minimum funding requirements on defined benefit plans (net of income tax benefit of $1,209) (Note 17)							(6,436)	(6,436)
Changes to cumulative translation adjustments				2,002		2,002		2,002

				2,002	13	2,015		(4,421)

Balance as of December 31, 2012	59,625,039	351,702	16,386	3,208	-	3,208	(217,462)	153,834

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Years ended December 31, 2012, 2011 and 2010

(In thousands of US dollars)

	2012	2011	2010
	$	$	$
OPERATING ACTIVITIES
Net earnings (loss)	22,507	8,954	(48,549)
Adjustments to net earnings (loss)
Depreciation and amortization	30,397	30,882	33,482
Income tax expense	375	1,920	33,233
Interest expense	13,233	15,361	15,670
Charges in connection with manufacturing facility closures, restructuring and other related charges	14,958	191	1,540
Write-down (reversal) of inventories, net	(31)	30	1,641
Stock-based compensation expense	1,832	818	769
Pension and other post-retirement benefits expense	1,414	953	1,515
Gain on foreign exchange	(56)	(276)	(180)
Impairment of long-term assets	-	-	4,037
Other adjustments for non cash items	(77)	298	198
Income taxes paid, net	(291)	(639)	(394)
Contributions to defined benefit plans	(5,562)	(4,318)	(4,020)

Cash flows from operating activities before changes in working capital items	78,699	54,174	38,942

Changes in working capital items
Trade receivables	6,269	3,356	(12,201)
Inventories	(1,500)	1,140	(15,210)
Parts and supplies	(967)	(747)	(1,016)
Other current assets	(104)	(2,750)	(1,892)
Accounts payable and accrued liabilities	2,646	(5,664)	16,899
Provisions	(570)	(757)	985

	5,774	(5,422)	(12,435)

Cash flows from operating activities	84,473	48,752	26,507

INVESTING ACTIVITIES
Proceeds on the settlements of forward foreign exchange rate contracts	198	1,520	647
Purchases of property, plant and equipment	(21,552)	(14,006)	(8,627)
Proceeds from disposals of property, plant and equipment and other assets	35	2,962	1,430
Restricted cash and other assets	305	5,520	(8,057)
Purchase of intangible assets	(64)	(1,318)	(849)

Cash flows from investing activities	(21,078)	(5,322)	(15,456)

FINANCING ACTIVITIES
Proceeds from long-term debt	135,333	105,415	42,242
Repayment of long-term debt	(178,168)	(132,404)	(38,239)
Payments of debt issue costs	(2,281)	-	-
Interest paid	(14,190)	(15,953)	(14,481)
Proceeds from exercise of stock options	2,046	-	5
Dividends Paid	(4,759)	-	-

Cash flows from financing activities	(62,019)	(42,942)	(10,473)

Net increase in cash	1,376	488	578
Effect of foreign exchange differences on cash	170	(111)	(281)
Cash, beginning of year	4,345	3,968	3,671

Cash, end of year	5,891	4,345	3,968

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	December 31, 2012	December 31, 2011
	$	$
ASSETS
Current assets
Cash	5,891	4,345
Trade receivables	75,860	82,622
Other receivables (Note 7)	5,163	4,870
Inventories (Note 8)	91,910	90,709
Parts and supplies	14,442	14,596
Prepaid expenses	5,701	6,581

	198,967	203,723
Property, plant and equipment (Note 9)	185,592	203,648
Other assets (Note 10)	3,597	2,726
Intangible assets (Note 11)	1,980	3,137
Deferred tax assets (Note 5)	36,016	33,489

Total assets	426,152	446,723

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	76,005	73,998
Provisions (Note 14)	1,526	1,913
Derivative financial instruments (Note 21)	-	13
Installments on long-term debt (Note 13)	9,688	3,147

	87,219	79,071
Long-term debt (Note 13)	141,611	191,142
Pension and other post-retirement benefits (Note 17)	40,972	37,320
Other liabilities (Note 15)	625	-
Provisions (Note 14)	1,891	2,012

	272,318	309,545

SHAREHOLDERS’ EQUITY
Capital stock (Note 15)	351,702	348,148
Contributed surplus	16,386	16,611
Deficit	(217,462)	(228,774)
Accumulated other comprehensive income (Note 16)	3,208	1,193

	153,834	137,178

Total liabilities and shareholders’ equity	426,152	446,723

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2012

(In US dollars, tabular amounts in thousands, except as otherwise noted)

1-  GENERAL BUSINESS DESCRIPTION

Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Quebec, Canada and in Bradenton, Florida, U.S.A. The address of the Parent Company’s registered office is 1250 René-Lévesque Blvd. West, Suite 2500, Montreal, Quebec, Canada H3B 4Y1, c/o Heenan Blaikie LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.

The Parent Company and its subsidiaries (together referred to as the “Company”), develops, manufactures and sells a variety of paper and film based pressure sensitive and water activated tapes, specialized polyolefin films, woven fabrics and complementary packaging systems for industrial and retail use.

Intertape Polymer Group Inc. is the Company’s ultimate parent.

2-  ACCOUNTING POLICIES

Basis of Presentation and Statement of Compliance

The consolidated financial statements present the Company’s consolidated balance sheets as of December 31, 2012 and December 31, 2011, as well as its consolidated earnings (loss), consolidated comprehensive income (loss), consolidated cash flows, and consolidated changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and are expressed in US dollars.

The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 6, 2013.

Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the balance sheets for which the measurement basis is detailed in their respective accounting policies:

—	Derivative financial instruments; and
—	The defined benefit liability of the Company’s pension plans and other post-retirement benefit plans.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about these significant judgments, assumptions and estimates that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are summarized below:

Impairments

At the end of each reporting period the Company performs a test of Impairment, if there are indicators of impairment. An impairment loss is recognized when the carrying value of an asset or cash generating unit (“CGU”) exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The value in use is based on discounted estimated future cash flows. The cash flows are derived from the budget or forecasts for the estimated remaining useful lives of the CGUs and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the asset or CGU being tested. The value in use will vary depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes. Refer to Note 12 for more information regarding impairment testing of long-term assets.

Pension and other post-retirement benefits

The cost of defined benefit pension plans and other post-retirement benefit plans and the present value of the related obligations are determined using actuarial valuations. The determination of benefits expense and related obligations requires assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, expected mortality and the expected healthcare cost trend. Actual results will differ from results which are estimated based on assumptions. Refer to Note 17 for more information regarding the assumptions related to the pension and other post-retirement benefit plans.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. Where the outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. Refer to Note 5 for more information regarding income taxes.

Deferred income taxes

Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that taxable income will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable income and future tax planning strategies. Refer to Note 5 for more information regarding income taxes.

Fair value measurement of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the balance sheet cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Refer to Note 21 for more information regarding the fair value measurement of financial instruments.

Leases

Leases are classified as either operating or finance, based on the substance of the transaction at inception of the lease. In some cases, the assessment of a lease contract is not always conclusive and management uses its judgment in determining if an agreement is a finance lease that transfers substantially all risks and rewards incidental to ownership, or an operating lease.

Useful lives of depreciable assets

Management reviews the useful lives, depreciation methods and residual values of depreciable assets at each reporting date. As of the reporting date, management assesses the useful lives which represent the expected utility of the assets to the Company. Actual results, however, may vary due to technical or commercial obsolescence, particularly with respect to computers and manufacturing equipment.

Net realizable value of inventories and parts and supplies

Inventories and parts and supplies are measured at the lower of cost or net realizable value. In estimating net realizable values of inventories and parts and supplies, management takes into account the most reliable evidence available at the time the estimate is made.

Allowance for doubtful accounts and revenue adjustments

During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives that are estimated based on historical experience and current economic trends. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 21 for more information regarding the allowance for doubtful accounts and the related credit risks.

Provisions for restoration

Provisions for restoration represent the estimated value of the present obligation to restore one or more leased facilities at the end of the related lease. The estimated value reflects a combination of management’s assessment of the cost of performing the work required, the timing of the cash flows and the discount rate, as applicable when the effect of the time value of money is material. A change in any or a combination of the three key assumptions used to determine the provisions could have an impact on earnings and on the carrying value of the provision. Please refer to Note 14 for more information regarding provisions.

Provisions for termination benefits

Termination benefits are recognized as a liability and an expense when, and only when, the Company is demonstrably committed to terminate the employment of an employee or group of employees before normal retirement date. The measurement of termination benefits is based on the expected costs and the number of employees expected to be terminated. Please refer to Note 4 for more information regarding termination benefits. Please refer to Note 14 for more information regarding provisions.

Provisions for litigation

The Company is currently defending certain litigation where the actual outcome may vary from the amount recognized in the financial statements. Refer to Note 14 for more information relating to the provisions for litigation. Please refer to Note 14 for more information regarding provisions.

Stock-based payments

The Company has adopted an Executive Stock Option Plan (“ESOP”) and a Stock Appreciation Rights Plan (“SAR Plan”). The ESOP is an equity-settled plan under which certain members of management and directors receive options to acquire common shares of the Company. The SAR Plan is a cash-settled plan under which certain members of management and directors receive a cash amount equal to the difference between the base price of the Stock Appreciation Right (“SAR”) and the market value of a common share of the Company on the date of exercise.

With respect to the ESOP, the expense is based on the grant date fair value of the awards expected to vest over the vesting period. For the SAR Plan, the expense is determined based on the fair value of the liability at the end of the reporting period until the award is settled. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the consolidated earnings (loss) statement. Please refer to Note 15 for more information regarding stock-based payments.

Principles of Consolidation

The consolidated financial statements include the accounts of the Parent Company and all of its subsidiaries. Subsidiaries are entities over which the Parent Company has the power to control the financial and operating policies. At the reporting date, the subsidiaries are all, directly or indirectly, 100% owned by the Parent Company.

All subsidiaries have a reporting date identical to that of the Parent Company. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Parent Company.

All intercompany balances and transactions have been eliminated on consolidation, including unrealized gains and losses on transactions between the consolidated entities. When unrealized losses on intra-company asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a Company perspective.

Details of the Parent Company’s operating subsidiaries, as of December 31, 2011 are as follows:

Name of Subsidiaries	Principal Activity	Country of Incorporation and Residence	Proportion of Ownership Interest and Voting Power Held

Intertape Polymer Corp.	Manufacturing	United States	100%

Intertape Polymer Inc.	Manufacturing	Canada	100%

ECP GP II Inc.	Manufacturing	Canada	100%

ECP L.P.	Manufacturing	Canada	100%

FIBOPE Portuguesa-Filmes Biorientados, S.A.	Manufacturing	Portugal	100%

As of the result of an internal restructuring, effective December 31, 2012, the Company liquidated and dissolved ECP GP II Inc. and ECP L.P., its Canadian operating companies, and all business, assets and liabilities were transferred to Intertape Polymer Inc.

Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes party to the contractual provisions of the financial instrument.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires.

On initial recognition, financial instruments are measured at fair value, plus transaction costs, except for financial assets and financial liabilities carried at fair value through profit or loss, which are measured initially at fair value.

In subsequent periods, the measurement of financial instruments depends on their classification. The classification of the Company’s financial instruments is presented in the following table:

Category	Financial instruments

Loans and receivables	Cash
Trade receivables
Other receivables (1)
Loan to an officer

Other financial liabilities	Accounts payable and accrued liabilities
Long-term debt

(1) Excluding income, sales and other taxes

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Discounting is omitted where the effect of discounting is immaterial. Subsequent to acquisition, trade receivables are measured at amortized cost using the effective interest rate method, which usually corresponds to the amount initially recorded as due from customers based on agreed upon payment terms less any allowance for doubtful accounts. Other receivables are subsequently measured at amortized cost using the effective interest method, including any impairment thereof. The expense relating to the allowance for doubtful accounts is recognized in Selling, general and administrative expenses.

Other financial liabilities are measured at amortized cost using the effective interest method. All interest related charges are reported in earnings within Finance costs.

Financial assets at fair value through profit or loss include financial assets that are either classified as held for trading or that meet certain conditions and are designated at fair value through profit or loss upon initial recognition. Assets in this category are measured at fair value on the consolidated balance sheet, and the related gains and losses are recognized in earnings. The Company does not have any financial assets in this category.

All financial assets except those at fair value through profit or loss are subject to review for impairment at least at each reporting date. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that a financial asset or a group of financial assets are impaired could include:

—	significant financial difficulty of the issuer or counterparty; or
—	default or delinquency in interest or principal payments; or
—	it becomes probable that the borrower will enter bankruptcy or financial reorganization.

Evidence of impairment of Trade receivables and Other receivables is considered at both specific asset and collective levels. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Receivables that are not considered to be individually impaired are reviewed for impairment by grouping together receivables with similar risk categories.

In assessing collective impairment, the Company uses historical trends of the probability of default, timing of recoveries and the amount of the loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than those suggested by historical trends.

Derivative Financial Instruments and Hedging

The Company may use derivative financial instruments to mitigate or eliminate the interest rate risk on its long-term debt and the foreign exchange risk on certain inventory purchases.

The interest rate swap agreements were used as part of the Company’s program to manage the floating interest rate mix of the Company’s total debt portfolio and the related cost of borrowing. The interest rate swap agreements involve the exchange of periodic payments excluding the notional principal amount upon which the payments are based.

These payments were recorded as an adjustment of interest expense on the hedged debt instrument. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.

The forward foreign exchange rate contracts were used to manage the exchange risk associated with certain highly probable forecast monthly inventory purchases of the Company’s United States (“US”) operations that are settled in Canadian dollars.

When the requirements for hedge accounting are met at inception, the Company’s policy is to designate each derivative financial instrument as a hedging instrument in a cash flow hedge relationship. Upon designation, the Company documents the relationships between the hedging instrument and the hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, and the methods that will be used to assess the effectiveness of the hedging relationship. At inception of the hedge relationship and at each subsequent reporting date, the Company uses the critical terms method to determine prospectively whether or not the hedging instruments are expected to be “highly effective” in offsetting the changes in the cash flows of the respective hedged items during the period for which the hedge are designated. At each subsequent financial reporting date, the Company uses the dollar offset method to determine retrospectively whether or not the hedging relationship has continued to be effective, and what part may be ineffective. A relationship is generally considered to be highly effective if the offsetting changes are within a range of 80 to 125 percent, and the transactions continue to be highly probable.

The effective portion of changes in the fair value of a derivative financial instrument designated as a hedging item is recognized in other comprehensive income (loss) and gains and losses related to the ineffective portion, if any, are immediately recognized in earnings. Amounts previously included as part of other comprehensive income (loss) are transferred to earnings in the period during which the changes in cash flow of the hedged item impact net income.

Hedge accounting is discontinued prospectively when a derivative instrument ceases to satisfy the conditions for hedge accounting, is sold or liquidated or the Company terminates the designation of the hedging relationship. If the hedged item ceases to exist, unrealized gains or losses recognized in other comprehensive income (loss) are reclassified to earnings.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and if the combined instrument is not measured at fair value through profit or loss. As of December 31, 2012 and 2011, the Company did not have any embedded derivatives that needed to be separated from a host contract.

Comprehensive income (loss)

Total comprehensive income (loss) is the change in equity during the period resulting from transactions and other events. Other comprehensive income (loss) comprises items of income and expenses (including reclassification adjustments) that are not recognized in net earnings as required or permitted by IFRS. These items include gains and losses arising from the translation of consolidated subsidiaries having a functional currency different from the reporting currency, changes in the fair value of financial instruments designated as cash flow hedges and actuarial gains or losses and changes in asset ceiling and minimum funding requirements on defined benefit plans.

Foreign Currency Translation

Functional and presentation currency

The consolidated financial statements are presented in US dollars, which is the Company’s presentation currency. Items included in the financial statements of each of the consolidated entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The significant functional currencies of the different consolidated entities include the US dollar, the Canadian dollar and the Euro.

Transactions and balances

Transactions denominated in currencies other than the functional currency of a consolidated entity are translated into the functional currency of that entity using the exchange rates prevailing at the date of each transaction.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies using the current rate at each period-end. Foreign exchange gains or losses arising on the settlement of monetary items or on the translation of monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in earnings in the period in which they arise, except when deferred in Other comprehensive income (loss) as a qualifying cash flow hedge.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Group companies

Assets and liabilities of entities with a functional currency other than the US dollar are translated to the presentation currency using the closing exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rate for the reporting period. The resulting translation adjustments are included in the Cumulative translation adjustment account within Accumulated other comprehensive income (loss) in Shareholders’ equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations are taken in to other comprehensive income (loss). When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the statement of consolidated earnings (loss) as part of the gain or loss on sale.

Foreign exchange gains or losses recognized in earnings are presented in Cost of sales and Finance costs.

Revenue Recognition

Revenues are generated almost exclusively from the sale of goods.

Revenue is recognized when the significant risks and rewards of ownership, legal title and effective control and management over the goods have transferred to the customer, collection of the relevant receivable is probable, the sales price is fixed and the revenues and the associated incurred costs can be measured reliably. Revenue is recognized in accordance with the terms of sale, generally when goods are shipped to external customers.

Revenue is measured by reference to the fair value of the consideration received or receivable, net of estimated returns, rebates and discounts.

Research

Research expenses are expensed as they are incurred, net of any related investment tax credits, unless the criteria for capitalization of development expenses are met.

Stock-Based Payments

The Company has adopted an ESOP and a SAR Plan.

With respect to the ESOP, the expense is based on the grant date fair value of the awards expected to vest over the vesting period. Forfeitures are estimated at the time of the grant and are included in the measurement of the expense and are subsequently adjusted to reflect actual events. For the SAR Plan, the expense is determined based on the fair value of the liability at the end of the reporting period until the award is settled. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the consolidated earnings (loss) statement. Please refer to Note 15 for more information regarding stock-based payments.

Any consideration paid by management and directors on exercise of stock options is credited to capital stock together with any related stock-based compensation expense originally recorded in contributed surplus. If the amount of the tax deduction (or estimated future tax deduction) exceeds the amount of the related cumulative remuneration expense for stock options, this indicates that the tax deduction relates not only to remuneration expense but also to an equity item. In this situation, the Company recognizes the excess of the associated current or deferred tax to Contributed surplus prior to an award being exercised, and any such amounts are transferred to Capital stock upon exercise of the award.

Earnings (Loss) Per Share

Basic earnings per share are calculated by dividing the net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options. The denominator is: (1) increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all stock options with exercise prices below the average market price for the year; and (2) decreased by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period.

Inventories and Parts and Supplies

Raw materials, work in process and finished goods are measured at the lower of cost or net realizable value. Cost is assigned by using the first in, first out cost formula, and includes all costs of purchases, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Trade discounts, rebates and other similar items are deducted in determining the costs of purchase. The cost of work in process and finished goods includes the cost of raw materials, direct labour and a systematic allocation of fixed and variable production overhead incurred in converting materials into finished goods. The allocation of fixed production overheads to the cost of conversion is based on the normal capacity of the manufacturing facilities.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated selling expenses.

Parts and supplies are valued at the lower of cost or net realizable value, the latter being determined based on replacement cost.

Assets Held-for-sale

Assets held for sale are non-current assets or disposal groups for which the carrying amount will be recovered principally through a sale transaction rather than through continuing use. These assets are classified as held for sale when they are available for immediate sale in their present condition, subject only to terms that are usual and customary for sales of such assets (or disposal groups), and the sale within one year is highly probable.

Assets held-for-sale are measured at the lower of their carrying amount or fair value less cost to sell and are not depreciated or amortized.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation, accumulated impairment losses and the applicable investment tax credits earned. The cost of an item of property, plant and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, where applicable, borrowing costs and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is recognized using the straight-line method, over the estimated useful lives of like assets as outlined below or, if lower, over the terms of the related leases:

Years

Land	Indefinite
Buildings and related major components	5 to 40
Manufacturing equipment and related major components	5 to 30
Computer equipment and software	3 to 20
Furniture, office equipment and other	3 to 7
Asset related to restoration provision	Remaining life of the lease

The depreciation methods, useful lives and residual values related to property, plant and equipment are reviewed and adjusted if necessary at each financial year-end.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment, and are depreciated over their respective useful lives. Depreciation of an asset begins when it is available for use in the location and condition necessary for it to be capable of operating in the manner intended by management. Manufacturing equipment under construction is not depreciated. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale, or is included in a disposal group that is classified as held for sale and the date that the asset is derecognized.

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the asset if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. At the same time, the carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment, and repairs and maintenance are recognized in earnings as incurred.

Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the assets and are recognized in the Finance costs under the Other expense caption on the accompanying statement of consolidated earnings (loss).

Depreciation expense has been recognized in the expense category consistent with the function of the property, plant and equipment.

Intangible Assets

The Company has no identifiable intangible assets for which the expected useful life is indefinite.

When intangible assets are purchased with a group of assets, as was the case of distribution rights and customer contracts, the cost of the group of assets is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. When intangible assets are purchased separately, as was the case of the license agreement and software, the cost comprises its purchase price and any directly attributable cost of preparing the asset for its intended use.

Intangible assets are carried at cost less accumulated amortization and are amortized using the straight-line method, over their estimated useful lives as follows:

Years

Distribution rights and customer contracts	6
Customer lists, license agreement and software	5

The amortization methods, useful lives and residual values related to intangible assets are reviewed and adjusted if necessary at each financial year-end. Amortization begins when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Amortization expense is recognized in earnings in the expense category consistent with the function of the intangible asset.

Borrowing Costs

Borrowing costs, directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use, are capitalized as part of the cost of the asset. All other borrowing costs are recognized in earnings within Interest in the period they are incurred. Borrowing costs consist of interest and other costs incurred in connection with the borrowing of funds.

Impairment Testing of Intangible Assets and Property, Plant and Equipment

The Company assesses, at least at each reporting date, whether or not there is an indication that an asset may be impaired. If such an indication exists, or when annual impairment testing is required for intangible assets such as applications software not yet available for use, the Company estimates the recoverable amount of the asset. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of other assets or groups of assets. In the latter case, the recoverable amount is determined for a CGU which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.

The recoverable amount is the higher of its value in use and its fair value less costs to sell. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. Fair value less costs to sell is the amount obtainable from the sale of an asset or cash-generating unit in an arm’s length transaction between knowledgeable, willing parties, less the cost of disposal. The Company determines the recoverable amount and compares it with the carrying amount. If the carrying amount exceeds the recoverable amount, an impairment loss is recognized for the difference. Impairment losses are recognized in earnings in the expense category consistent with the function of the corresponding property, plant and equipment or intangible asset. Impairment losses recognized in respect of cash-generating units are allocated to reduce the carrying amounts of the assets of the unit or group of units on a pro rata basis of the carrying amount of each asset in the unit or group of units.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. In this case, the Company will estimate the recoverable amount of that asset, and if appropriate, record a partial or an entire reversal of the impairment. The increased carrying amount of an asset attributable to a reversal of an impairment loss would not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

Provisions, Contingent Liabilities and Contingent Assets

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. Provisions are measured at the present value of the expected expenditures to settle the obligation which, when the effect of the time value of money is material, is determined using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision during the period to reflect the passage of time is recognized as Interest.

A provision is recorded in connection with the estimated future costs to restore a leased property to its original condition at the inception of the lease agreement. The liability and a corresponding asset are recorded on the Company’s consolidated balance sheet respectively under the captions Provisions, and Property, plant and equipment (machinery and equipment). The provision is reviewed at the end of each reporting period to reflect the passage of time, changes in the discount rate and changes in the estimated future restoration costs. The Company amortizes the amount capitalized to Property, plant and equipment on a straight-line basis over the lease term and recognizes a financial cost in connection with the discounted liability over the same period. Changes in the liability are added to, or deducted from, the cost of the related asset in the current period. These changes to the capitalized cost result in an adjustment to depreciation and interest.

Contingent liabilities represent a possible obligation to the Company that arises from past events the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events that are not wholly within the control of the entity; or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or the amount of the obligation cannot be measured with sufficient reliability.

Pension and Other Post-Retirement Benefits

The Company has defined contribution and defined benefit pension plans and other post-retirement benefit plans for certain of its employees in Canada and the US.

A defined contribution plan is a post-retirement benefit plan under which the Company pays fixed contributions into a separate entity and to which it will have no legal or constructive obligation to pay future amounts. The Company contributes to several state plans, multi-employer plans and insurance funds for individual employees that are considered defined contribution plans. Contributions to defined contribution pension plans are recognized as an employee benefit expense in earnings in the periods during which services are rendered by employees.

A defined benefit plan is a post-retirement benefit plan other than a defined contribution plan. For defined benefit pension plans and other post-retirement benefit plans, the benefits expense and the related obligations are actuarially determined on an annual basis by independent qualified actuaries using the projected unit credit method. As deemed necessary, the Company may amend defined benefit plans offered to employees, requiring the remeasurement of the benefits expense and the related obligations.

The asset or liability related to a defined benefit plan recognized in the balance sheet is the present value of the defined benefit obligation at the end of the reporting period, less the fair value of plan assets, together with adjustments for unrecognized past service costs, the asset ceiling and minimum funding liabilities. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability.

Past service costs are recognized as an expense on a straight-line basis over the average vesting period until the benefits become vested. If the benefits have already vested, immediately following the introduction of, or changes to, a pension plan, past service costs are recognized immediately in earnings. The Company recognizes all actuarial gains and losses arising from defined benefit plans immediately in Other comprehensive income, net of income taxes, and in deficit.

For funded plans, surpluses are only recognized to the extent that the surplus is considered recoverable. Recoverability is primarily based on the extent to which the Company can unilaterally reduce future contributions to the plan. Any reduction in the recognized asset is recognized in Other comprehensive income, net of income taxes, and in deficit.

An additional liability is recognized based on the minimum funding requirement of a plan when the Company does not have an unconditional right to the plan surplus. The liability and any subsequent remeasurement of that liability is recognized in Other comprehensive income, net of income taxes, and in deficit.

Leases

Leases are classified as either operating or finance, based on the substance of the transaction at inception of the lease. Classification is re-assessed if the terms of the lease are changed other than by renewing the lease.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments under an operating lease are recognized in the statement of consolidated earnings (loss) on a straight-line basis over the period of the lease.

Leases in which substantially all the risks and rewards of ownership are transferred to the Company are classified as finance leases. Assets meeting finance lease criteria are capitalized at the lower of the present value of the related lease payments or the fair value of the leased asset at the inception of the lease. Minimum lease payments are apportioned between the finance cost and the liability. The finance charge is recognized in earnings within Finance costs and is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Income Taxes

Income tax expense comprises both current and deferred tax. Current and deferred tax is recognized in earnings except to the extent it relates to items recognized in Other comprehensive income (loss) or directly in Shareholders’ equity. When it relates to the latter items, the income tax is recognized in Other comprehensive income or directly in Shareholders’ equity, respectively.

Current tax expense is based on the results for the period as adjusted for items that are not taxable or deductible. Current tax is calculated using tax rates and laws enacted or substantially enacted at the reporting date in the countries where the Company operates and generates taxable income.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the taxing authorities.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the balance sheet. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred tax is calculated using tax rates and laws enacted or substantially enacted at the reporting date in the countries where the Company operates, and which are expected to apply when the related deferred income tax asset is realized or the deferred tax liability is settled.

The carrying amount of deferred tax assets are reviewed at each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting period and are recognized to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off the recognized amounts and the deferred taxes relate to the same taxable entity and the same taxation authority.

Shareholders’ Equity

Capital stock represents the amount received on issuance of shares, less any issuance costs, net of taxes. Contributed surplus includes amounts related to stock options until such equity instruments are exercised, in which case the amounts are transferred to Capital stock. Foreign currency translation differences arising on the translation of the consolidated entities that use a functional currency different from the presentation currency are included in the Cumulative translation adjustment account. Gains and losses on certain derivative financial instruments designated as hedging instruments are included in reserves for cash flow hedges until such time as the hedged forecasted cash flows affect earnings. Deficit includes all current and prior period retained earnings or losses.

Dividends

Dividend distributions to the Company’s shareholders are recognized as a liability in the consolidated balance sheets in the period in which dividends are approved by the Company’s Board of Directors.

Segment Reporting

The Company operates as a single segment.

New Standards and Interpretations Issued But Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted for the first period beginning the date of the pronouncement. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:

Amended IAS 1 – Presentation of Financial Statements: Amended IAS 1 includes a new requirement for entities to group items presented in other comprehensive income on the basis of whether they are potentially re-classifiable to profit or loss. The new requirement is effective for annual periods beginning on or after July 1, 2012. Management does not expect a significant impact from Amended IAS 1 on the financial statements of the Company.

IFRS 9 – Financial Instruments: The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. The replacement standard (IFRS 9) is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2015. Further chapters dealing with impairment methodology and hedge accounting are still being developed. Management has yet to assess the impact that these amendments are likely to have on the consolidated financial statements of the Company.

IFRS 10 – Consolidated Financial Statements and IFRS 12 – Disclosure of Interests in Other Entities: IFRS 10 provides a single consolidation model that identifies control as the basis for consolidation for all types of entities. IFRS 10 replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 12 combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities. As a consequence of these new IFRS disclosure requirements, the IASB also issued amended and retitled IAS 27 Separate Financial Statements. IAS 28 Investments in Associates and Joint Ventures has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13. The new requirements are effective for annual periods beginning on or after January 1, 2013. These new standards will have no impact on the Company as it has interests only in fully owned subsidiaries.

IFRS 13 – Fair Value Measurement: IFRS 13 clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. IFRS 13 applies when other IFRS standards require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRS standards or address how to present changes in fair value. The new requirements apply prospectively and are effective for annual periods beginning on or after January 1, 2013. The impact of this new standard will have no impact on the Company’s current fair value measurement accounting practices or disclosures.

Amended IAS 19 – Employee Benefits: Amended for annual periods beginning on or after January 1, 2013 with retrospective application. The new standard introduces a measure of net interest income (expense) computed on the net pension asset (obligation) that will replace separate measurement of the expected return on plan assets and interest expense on the benefit obligation. The new standard also requires immediate recognition of past service costs associated with benefit plan changes; eliminating the requirement to recognize over the vesting period.

Upon retrospective application of the new standard, the Company’s restated net earnings for 2012 will be lower than originally reported under the current accounting standard. The decrease will arise under the new standard primarily because net interest income (expense) will be calculated using the discount rate used to value the benefit obligation, which is lower than the expected rate of return on assets currently used to measure interest attributable to plan assets. The expected rate of return on assets will no longer be a critical accounting estimate because the Company will not use this to measure under the new accounting standard.

The expected impact of adoption is a decrease to earnings before income tax expense (benefit) of $1.9 to $2.9 million and $1.2 to $2.1 million for the years ended December 31, 2012 and 2011, respectively.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

3 -  INFORMATION INCLUDED IN CONSOLIDATED EARNINGS (LOSS)

	2012	2011	2010
	$	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	137,847	134,121	129,095
Stock-based compensation expense	1,832	818	769
Pensions – defined benefit plans (Note 17)	1,480	953	1,515
Pensions – defined contribution plans (Note 17)	3,682	2,218	536

	144,841	138,110	131,915

Finance costs - Interest
Interest on long-term debt	11,556	14,453	14,503
Amortization of debt issue costs on long-term debt and asset based loan	1,954	1,182	1,116
Other interest and financial (income) expense	-	(116)	58
Interest capitalized to property, plant and equipment	(277)	(158)	(7)

	13,233	15,361	15,670

Finance costs - Other expense
Foreign exchange (gain) loss	152	453	(802)
Interest (income) and other finance costs, net	1,151	1,409	1,432
Change in fair value of forward foreign exchange rate contracts	-	318	250

	1,303	2,180	880

Additional information
Depreciation of property, plant and equipment	29,646	30,163	32,580
Amortization of intangible assets	751	719	902
Amortization of other charges	35	86	58
Impairment of long-term assets	12,180	107	4,037
Loss on disposal of property, plant and equipment	436	550	308
Write-down of inventories to net realizable value	57	517	1,651
Reversal of write-down of inventories to net realizable value, recognized as a reduction of cost of sales	(88)	(487)	(10)
Related party advisory and support services fees	-	153	796

4 -  MANUFACTURING FACILITY CLOSURES, RESTRUCTURING, AND OTHER RELATED CHARGES

The following table describes the charges incurred by the Company in connection with its restructuring efforts, included in the Company’s consolidated earnings for each of the years in the three-year period ended December 31, 2012 under the caption Manufacturing facility closures, restructuring and other related charges.

	2012	2011	2010
	$	$	$

Impairment of property, plant and equipment (Note 12)	11,677	107	665
Impairment of parts and supplies	1,168	-	-
Equipment relocation	1,339	-	-
Write-down of inventories to net realizable value	855	-	875
Severance and other labor related costs	1,585	1,411	1,994
Impairment of intangible assets (Note 12)	503	-	-
Idle facility costs	1,087	1,373	-
Other costs	43	-	-

	18,257	2,891	3,534

On June 26, 2012, the Company announced its intention to close its Richmond, Kentucky manufacturing facility, to consolidate shrink film production from Truro, Nova Scotia to Tremonton, Utah, and other small restructuring initiatives. The majority of products produced in the Richmond, Kentucky facility have been transferred to the Company’s Carbondale, Illinois facility. Woven fabric products will continue to be produced at the Truro, Nova Scotia facility.

In 2012, in connection with the closure of the Richmond, Kentucky manufacturing facility, consolidation of the shrink film production from Truro, Nova Scotia to Tremonton, Utah, and other small restructuring initiatives, a charge of $17.2 million was incurred.

In 2012, in connection with the closure of the Brantford, Ontario facility, the Company recorded additional charges of $1.1 million, on severance and other labor related costs and other closing expenses. As of December 31, 2012, the total charge recorded in connection with this facility closure was $7.0 million.

Due to the economic consequences of significant and unsustainable losses associated with the strike of its unionized workers, and the Company’s management assessment and conclusion that turnaround was unlikely, the Company decided and accordingly committed, in the latter part of 2010, to a plan to close its manufacturing facility in Brantford, Ontario, Canada. In 2010, the total charge associated with this facility closure was $2.9 million. This charge included $0.9 million associated with the write-down of inventories, including parts and supplies, to net realizable value, and $2.0 million in severance and other labor related costs. Severance and other labor related costs will be paid over a period not exceeding March 2013, depending on the arrangements, rights and obligations of the related employees.

In 2011, in connection with the closure of the Brantford, Ontario facility, the Company recorded additional charges of $3.0 million, on impairment, severance and other labor related costs and other closing expenses.

In 2011, in connection with the closure of the Hawkesbury, Ontario facility, the Company recovered $0.2 million on the sale of remaining assets.

In 2010, in connection with the closure of the Hawkesbury, Ontario facility, the Company recorded an additional impairment charge of $0.7 million, on the remaining assets.

As of December 31, 2012, $1.1 million is included in provisions ($1.4 million in 2011) and nil (nil in 2011) in accounts payable and accrued liabilities for restructuring provisions.

5 -  INCOME TAXES

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the Company’s effective income tax rate is detailed as follows:

	2012	2011	2010
	%	%	%
Combined Canadian federal and provincial income tax rate	28.9	30.4	32.8
Foreign earnings/losses taxed at higher income tax rates	9.8	10.8	(4.3)
Foreign earnings/losses taxed at lower income tax rates	0.4	3.2	1.4
Stock-based compensation	(4.9)	-	-
Expiration of operating losses	-	-	(5.9)
Non-deductible expenses	0.1	5.5	(0.8)
Impact of other differences	1.4	3.5	(0.6)
Derecognition of deferred tax assets	(34.1)	(35.7)	(239.5)

Effective income tax rate	1.6	17.7	(216.9)

Major components of income tax expense
	2012	2011	2010
	$	$	$
Current income tax expense (benefit)
Income tax expense (benefit) for the year	927	688	(10)

Total current income tax expense (benefit)	927	688	(10)

Deferred tax expense (benefit)
Amount related to temporary differences, write-downs of deferred tax assets and other	(552)	1,232	33,243

Total deferred income tax expense (benefit)	(552)	1,232	33,243

Total tax expense (benefit) for the year	375	1,920	33,233

For the year ended December 31, 2012, the Company estimated a recovery of $8.3 million of derecognized deferred tax assets in the US jurisdiction due to increased earnings.

Income Taxes Related to Components of Other Comprehensive Income

The amount of income taxes relating to components of other comprehensive income are outlined below:

Components of Other comprehensive income	Amount before income tax	Deferred income taxes	Amount net of income taxes
	$	$	$
For the year ended December 31, 2012

Deferred tax benefit on actuarial losses on defined benefit plans	(6,451)	862	(5,589)
Deferred tax benefit on funding requirement changes of defined benefit plans	(1,194)	347	(847)

	(7,645)	1,209	(6,436)

Components of Other comprehensive income	Amount before income tax	Deferred income taxes	Amount net of income taxes
	$	$	$
For the year ended December 31, 2011

Deferred tax benefit on actuarial losses on defined benefit plans	(18,066)	2,005	(16,061)
Deferred tax expense on funding requirement changes of defined benefit plans	1,938	(578)	1,360

	(16,128)	1,427	(14,701)

For the year ended December 31, 2010

Deferred tax benefit on actuarial losses on defined benefit plans	(3,930)	1,090	(2,840)
Deferred tax expense on funding requirement changes of defined benefit plans	1,071	(322)	749

	(2,859)	768	(2,091)

Recognized Deferred Tax Assets and Liabilities
Timing differences, unused tax losses and unused tax credits	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
As of December 31, 2012

Property, plant and equipment	19,469	(27,088)	(7,619)
Loss carry-forwards and other tax deductions	36,233	-	36,233
Pension and other post-retirement benefits	2,886	-	2,886
Goodwill and other intangibles	4,458	-	4,458
Other	58	-	58

Deferred tax assets and liabilities	63,104	(27,088)	36,016

As of December 31, 2011

Property, plant and equipment	15,093	(34,749)	(19,656)
Tax credits, losses, carry-forwards and other tax deductions	46,655	-	46,655
Pension and other post-retirement benefits	2,165	-	2,165
Goodwill and other intangibles	4,272	-	4,272
Other	53	-	53

Deferred tax assets and liabilities	68,238	(34,749)	33,489

During 2012, the Company applied for and was granted the ability to retroactively elect a three-year carryback with respect to its 2008 net operating loss (“NOL”) and to utilize the 2008 NOL carryover without being subject to the 90% limitation under the alternative minimum tax (“AMT”) provisions. As a result, the Company amended its 2005, 2007, and 2009 US income tax returns to obtain a refund of $0.4 million of AMT paid for those years. During 2012, the Company also utilized a portion of the remaining 2008 NOL carryforward on its 2011 US tax return filed to request a refund of $0.5 million AMT. In January 2013, the Company applied for a refund for the $0.3 million AMT remitted for 2012. The Company has recorded a total income tax benefit of $1.2 million for the expected AMT refunds in 2012.

Variations During the Period

Timing differences, unused tax losses and unused tax credits	Balance January 1, 2011	Recognized in earnings (with translation adjustments)	Recognized in other comprehensive income	Balance December 31, 2011
	$	$	$	$
Property, Plant and equipment	16,052	(959)	-	15,093
Tax credits, losses, carry-forwards and other tax deductions	49,042	(2,387)	-	46,655
Pension and other post-retirement benefits	1,069	(381)	1,477	2,165
Goodwill and other intangibles	4,403	(131)	-	4,272
Other	191	(138)	-	53
Deferred tax liabilities: PP&E	(36,831)	2,082	-	(34,749)

Deferred tax assets and liabilities	33,926	(1,914)	1,477	33,489

Impact due to foreign exchange rates		562	(50)
Decrease due to reclassification		120	-

Total recognized in earnings		(1,232)	1,427

Timing differences, unused tax losses and unused tax credits	Balance January 1, 2012	Recognized in earnings (with translation adjustments)	Recognized in other comprehensive income	Balance December 31, 2012
	$	$	$	$
Property, Plant and equipment	15,093	4,376	-	19,469
Tax credits, losses, carry-forwards and other tax deductions	46,655	(10,422)	-	36,233
Pension and other post-retirement benefits	2,165	(534)	1,255	2,886
Goodwill and other intangibles	4,272	186	-	4,458
Other	53	5	-	58
Deferred tax liabilities: PP&E	(34,749)	7,661	-	(27,088)

Deferred tax assets and liabilities	33,489	1,272	1,255	36,016

Impact due to foreign exchange rates		(720)	(46)
Total recognized in earnings		552	1,209

As of December 31, 2012, the Company implemented a tax-free reorganization within the Canadian entity group. As the Canadian reorganization did not have any significant business impact to the entities, no additional deferred tax assets were recorded. However, the Company replaced the previously recognized deferred tax assets related to the Canadian investment tax credits with an equal amount of previously derecognized longer-lived deferred tax assets related to fixed assets and net operating losses.

Deductible temporary differences and unused tax losses for which no deferred tax asset is recognized on the consolidated balance sheets are as follows:

	December 31, 2012	December 31, 2011
	$	$
Trade and other receivables	2,374	1,583
Inventories	2,722	2,366
Property, plant and equipment	-	10,572
Accounts payable and accrued liabilities	10,820	10,479
Tax credits, loss carry forwards and other tax deductions	123,812	147,742
Pension and other post-retirement benefits	33,521	30,847
Goodwill and other intangibles	9,731	13,582
Stock-based compensation	15,596	-
Other	4,020	2,865

	202,596	220,036

Nature of Evidence Supporting Recognition of Deferred Tax Assets

In assessing the recoverability of deferred tax assets, the Company’s management determines, at each balance sheet date, whether it is probable that the amount recognized will be realized. This determination is based on the Company’s management’s quantitative and qualitative assessments and the weighing of all available evidence, both positive and negative. Such evidence included, notably, the scheduled reversal of deferred tax liabilities, projected future taxable income, and the implementation of tax planning strategies. A significant weight was nevertheless placed on the Company’s historical performance when making the determination.

In particular, the expectation of generating taxable income in future periods was not sufficient to overcome the negative presumption associated with historical cumulative operational losses.

Accordingly, as of December 31, 2012 and 2011, notwithstanding the fact that the Company’s management projected a positive outlook from increased sales, cost reduction measures, and continued increases in the sale of new products with higher gross margins, the Company derecognized various deferred tax assets. These underlying unused tax losses, tax credits and timing differences remain available, and the Company expects to use them to reduce taxable income in future periods. When these unrecognized deferred tax assets are used, or when all or a portion of the unrecognized deferred tax assets are recognized, if sooner, the Company will realize the related benefit in its earnings.

The following table presents the amounts and expiration dates relating to unused tax credits for which no deferred tax asset is recognized on the consolidated balance sheets as of December 31,:

	2012		2011
	United States	Canada	United States	Canada
	$	$	$	$
No expiration	3,310	-	4,068	-
2012	-	-	379	-
2018	402	854	402	836
2019	320	1,607	320	400
2020	-	709	-	-
2021	-	268	-	-
2022	-	611	-	-
2023	-	302
2024	-	285
2025	-	482
2026	-	369		27
2027	-	336		39
2028	-	391		88
2029	-	311		20
2030	-	284
2031	-	415	-	-

Total derecognition of tax credits	4,032	7,224	5,169	1,410

The following table presents the year of expiration of the Company’s operating losses carried forward as of December 31, 2012:

	DTA is recognized			DTA is not recognized
	Canada		United States	Canada		United States
	Federal	Provincial		Federal	Provincial
	$	$	$	$	$	$
2014	497	497	-	-	-	-
2015	1,254	1,254	-	-	-	-
2018	-	-	-	-	-	-
2019	-	-	-	-	-	-
2020	-	-	-	-	-	-
2021	-	-	-	-	-	17,183
2022	-	-	-	-	-	33,876
2023	-	-	21,271	-	-	13,523
2024	-	-	8,873	-	-	203
2026	1,783	1,783	25,456	-	-	1,959
2027	5,333	5,333	-	-	-	4
2028	2,600	2,600	17,385	-	-	-
2029	3,279	3,279	-	8,133	8,133	-
2030	3,268	3,268	186	10,363	10,363	-
2031	2,060	2,060	40	6,771	6,771	-
2032	3,605	3,605	-	614	614	-

	23,679	23,679	73,211	25,881	25,881	66,748

6 -  EARNINGS (LOSS) PER SHARE

	2012	2011	2010
	$	$	$
Net earnings (loss)	22,507	8,954	(48,549)

Weighted average number of common shares outstanding
Basic	59,072,407	58,961,050	58,961,050
Effect of stock options	1,556,729	138,148	-

Diluted	60,629,136	59,099,198	58,961,050

Earnings (loss) per share
Basic	0.38	0.15	(0.82)
Diluted	0.37	0.15	(0.82)

The following number of options were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented:

2012	2011	2010

-	1,628,600	2,003,974

7 -  OTHER RECEIVABLES

	December 31, 2012	December 31, 2011
	$	$
Income and other taxes	810	911
Supplier rebates receivable	1,749	1,367
Sales taxes	819	1,462
Other	1,785	1,130

	5,163	4,870

8 -  INVENTORIES

	December 31, 2012	December 31, 2011
	$	$
Raw materials	27,856	26,754
Work in process	19,904	18,234
Finished goods	44,150	45,721

	91,910	90,709

During the year ended December 31, 2012 the Company recorded, in Cost of sales, a write-down of inventories to net realizable value of $57,000 ($0.5 million in 2011). The Company recorded, in Manufacturing facility closures, restructuring and other related charges, a write-down of inventories to net realizable value of $0.9 million (nil in 2011).

In addition, during the year ended December 31, 2012, $88,000 ($0.5 million in 2011) of previously recorded write-downs of inventories to net realizable value, were reversed and recognized as a reduction of costs of sales. The Company’s management determined that circumstances prevailing at the time of the write-down ceased to exist as a result of increased profitability primarily due to an improved relationship between selling prices and raw material costs.

The amount of inventories recognized as an expense during the period corresponds to Cost of sales.

9 -  PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Manufacturing equipment	Computer equipment and software	Furniture, office equipment and other	Manufacturing equipment under construction	Total
	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2010	3,807	78,513	526,563	69,328	2,750	4,805	685,766
Additions	-	873	8,099	1,617	62	3,641	14,292
Disposals	-	(6)	(12,652)	(466)	(265)	-	(13,389)
Net foreign exchange differences	194	(565)	(3,260)	(157)	(21)	(39)	(3,848)

Balance as of December 31, 2011	4,001	78,815	518,750	70,322	2,526	8,407	682,821
Accumulated depreciation and impairments
Balance as of December 31, 2010	310	46,803	346,217	65,456	2,645	-	461,431
Depreciation	-	2,913	24,218	2,928	104	-	30,163
Impairments	-	107	-	-	-	-	107
Disposals	-	(3)	(8,707)	(371)	(218)	-	(9,299)
Net foreign exchange differences	(1)	220	(3,052)	(308)	(88)	-	(3,229)

Balance as of December 31, 2011	309	50,040	358,676	67,705	2,443	-	479,173

Net carrying amount as of December 31, 2011	3,692	28,775	160,074	2,617	83	8,407	203,648

Gross carrying amount
Balance as of December 31, 2011	4,001	78,815	518,750	70,322	2,526	8,407	682,821
Additions	-	1,778	11,977	2,277	200	7,107	23,339
Disposals	-	(9)	(19,055)	(68)	(99)	-	(19,231)
Net foreign exchange differences	92	(1,938)	5,605	186	36	33	4,014

Balance as of December 31, 2012	4,093	78,646	517,277	72,717	2,663	15,547	690,943
Accumulated depreciation and impairments
Balance as of December 31, 2011	309	50,040	358,676	67,705	2,443	-	479,173
Depreciation	-	3,135	24,042	2,355	115	-	29,647
Impairments	-	1,386	10,191	5	-	95	11,677
Disposals	-	(7)	(17,261)	(21)	(99)	-	(17,388)
Net foreign exchange differences	-	1,112	1,041	145	(56)	-	2,242

Balance as of December 31, 2012	309	55,666	376,689	70,189	2,403	95	505,351

Net carrying amount as of December 31, 2012	3,784	22,980	140,588	2,528	260	15,452	185,592

Included in property, plant and equipment are assets under finance leases as of December 31, which was as follows:

	December 31, 2012	December 31, 2011
	$	$
Buildings	4,487	4,816
Manufacturing equipment	3,831	107
Computer equipment and software	142	197
Furniture, office equipment and other	72	3

	8,532	5,123

During the years ended December 31, 2012 and 2011 the loss on disposals amounted to $0.4 million and $0.5 million, respectively.

As of December 31, 2012 the Company had commitments to purchase machines and equipment totaling approximately $5.5 million. As of December 31, 2011, the Company had no significant commitments to purchase any property, plant or equipment.

The amount of borrowing costs capitalized in property, plant and equipment was $0.3 million in the year ended December 31, 2012 ($0.2 million in the year ended December 31, 2011). The weighted average capitalization rates used to determine the amount of the borrowing costs eligible for capitalization for the same periods were 2.70% and 3.94%, respectively.

10 -  OTHER ASSETS

	December 31, 2012	December 31, 2011
	$	$
Loan to an officer	55	91
Funds held in grantor trust to satisfy future pension obligation	853	1,158
Cash surrender value of officers life insurance	1,566	1,338
Deposits	845	-
Other	278	139

	3,597	2,726

11 -  INTANGIBLE ASSETS

	Distribution rights	Customer contracts	License agreements	Customer List	Software	Total
	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2010	3,404	1,266	849	-	431	5,950
Additions – separately acquired	197	-	-	811	341	1,349
Net foreign exchange differences	(26)	103	-	-	-	77

Balance as of December 31, 2011	3,575	1,369	849	811	772	7,376
Accumulated amortization and impairments
Balance as of December 31, 2010	2,517	993	86	-	10	3,606
Amortization	244	94	173	68	83	662
Net foreign exchange differences	(13)	(16)	-	-	-	(29)

Balance as of December 31, 2011	2,748	1,071	259	68	93	4,239

Net Carrying amount as of December 31, 2011	827	298	590	743	679	3,137

Gross carrying amount
Balance as of December 31, 2011	3,575	1,369	849	811	772	7,376
Additions – separately acquired	-	-	-	-	60	60
Net foreign exchange differences	42	30	-	-	-	72

Balance as of December 31, 2012	3,617	1,399	849	811	832	7,508
Accumulated amortization and impairments
Balance as of December 31, 2011	2,748	1,071	259	68	93	4,239
Amortization	271	98	87	162	121	739
Impairments	-	-	503	-	-	503
Net foreign exchange differences	24	23	-	-	-	47

Balance as of December 31, 2012	3,043	1,192	849	230	214	5,528

Net Carrying amount as of December 31, 2012	574	207	-	581	618	1,980

12 -  IMPAIRMENT OF LONG-TERM ASSETS

Impairment Testing on Property, Plant and Equipment and Intangible Assets

In updating its determination of CGUs, and applying the related indicators of impairment, if any, the Company took into consideration the manufacturing facility closure and other related activities that have taken place in the course of the year. In making such an evaluation, the Company attributed these activities to specific CGUs as applicable. The Company concluded that these activities (for the year ended December 31, 2012) do not give rise to an impairment test to be performed for the applicable CGU. However, these activities and the related impairment charges recorded, which are primarily with respect to idled assets, are presented in Note 4 and in the table below, respectively.

As of December 31, 2011, impairment tests were performed on a number of CGUs based on the detection of possible indicators of impairment. For these situations, the recoverable amounts of the cash-generating units were determined based on their value-in-use, which in turn was based on a detailed three-year forecast, followed by an extrapolation of expected cash flows for the related property, plant and equipment remaining useful lives using the growth rates stated below:

December 31, 2011
Revenue growth rate used in projections	2% - 3.1%
Discount rate used to compute the value in use	12.5%

Impairment tests performed as of December 31, 2011 resulted in no impairments recognized. No reversal of impairment charges occurred during 2012 and 2011.

Impairment on Idled Assets

Impairments recognized during the years ended December 31, 2012 and 2011 were as a result of manufacturing facility closures, restructuring and other related charges and are as follows:

	For the year ended December 31, 2012		For the year ended December 31, 2011
	Impairment recognized	Impairment reversed	Impairment recognized	Impairment reversed
	$	$	$	$
Classes of assets impaired
Property, plant and equipment
Land	-	-	-	-
Buildings	1,385	-	107	-
Manufacturing equipment	10,287	-	-	-
Furniture, office equipment and other	-	-	-	-
Computer equipment and software	5	-	-	-

	11,677	-	107	-
Intangible assets
Distribution rights	503	-	-	-

Total	12,180	-	107	-

The recoverable amount for the above situation was namely determined in connection with the Company’s plans and intent to transfer, use, sell or any other value that can be attributed to these idled assets. In light of the specific and unique nature of the assets, market valuation is not readily available. Accordingly, the Company used its best estimate in assessing the likely outcome for each of the assets.

13 -  LONG-TERM DEBT

	December 31, 2012	December 31, 2011
	$	$
Senior subordinated notes (a) (1)	38,282	116,794
Asset-based loan (b) (1)	77,709	63,013
Real estate secured term loan (“Real Estate Loan”) (c)(1)	15,632	-
Finance lease liabilities (d)	10,979	6,058
Term debt (e)	2,576	4,501
Mortgage loans (f) (1)	1,504	3,923
Equipment finance agreement advance fundings (g)	4,617	-

	151,299	194,289
Less: Installments on long-term debt	9,688	3,147

	141,611	191,142

(1)	The Senior subordinated notes, Asset-based loan, Real Estate Loan and Mortgage loans are presented net of unamortized related debt issue costs, amounting to $3.0 million ($2.7 million in 2011).

Long-term debt repayments are due as follows:

	Finance lease liabilities	Other long-term loans
	$	$
2013	1,893	8,142
2014	1,926	2,342
2015	1,839	1,768
2016	1,769	1,772
2017	1,581	128,043
Thereafter	3,891	1,250

Total payments	12,899	143,317
Interest expense included in minimum lease payments	1,920	-

Total	10,979	143,317

(a)	Senior subordinated notes

Senior subordinated notes bearing interest at 8.5%, payable semi-annually on February 1 and August 1. The principal is due on August 1, 2014. The effective interest rate of the Senior Subordinated Notes is 9.21% as of December 31, 2012.

The Parent Company and all of its subsidiaries, which are all wholly-owned directly or indirectly by the Parent Company, other than the subsidiary issuer, have guaranteed the senior subordinated notes. The senior subordinated notes were issued and the guarantees executed pursuant to an indenture dated July 28, 2004. All of the guarantees are full, unconditional, joint and several. There are no significant restrictions on the ability of the Parent Company or any guarantor to obtain funds from its subsidiaries by dividend or loan.

The Parent Company, on a non-consolidated basis, has no independent assets or operations. The subsidiary issuer is an indirectly wholly-owned subsidiary of the Company and has nominal assets and no operations.

The Company redeemed $25.0 million of the Senior subordinated notes in August 2012 and $55.0 million in December 2012. There was a corresponding write-off of debt issue costs of $0.3 million and $0.6 million, respectively, which was recorded as Interest expense under the caption Finance costs in the statement of consolidated earnings (loss).

(b)	Asset-based loan

In 2008, the Company secured a five-year, $200.0 million asset-based loan (“ABL”) entered into with a syndicate of financial institutions. In securing the ABL the Company incurred debt issue costs amounting to approximately $2.8 million.

On February 1, 2012 the Company entered into an amendment to its Asset Based Loan (“ABL”) facility extending its maturity date to February 1, 2017 from March 2013. The new ABL maturity date can be accelerated to 90 days prior to August 1, 2014 (the maturity date of the Company’s existing senior subordinated notes) if the senior subordinated notes have not been retired or if other conditions have not been met. Under the amendment to the ABL, the pricing grid of the extended ABL ranges from 1.75% to 2.25%.

The Company capitalized $1.5 million in debt issue costs under the caption Long-term debt on the Balance Sheet as of December 31, 2012, as a result of the ABL amendment. The remaining $1.2 million of debt issue costs and the previously capitalized debt issue costs remaining of $0.5 million are being amortized using the straight-line method over the remaining term of five years. The remaining debt issue costs are being amortized over the extended term as the modification did not result in an extinguishment of debt, thus resulting in only an adjustment to the carrying amount of the liability and amortization over the remaining term of the modified liability.

The ABL bears interest at 30-day LIBOR plus a premium varying between 175 and 225 basis points depending on the loan’s remaining availability (200 basis points as of December 31, 2012 and 200 basis points as of December 31, 2011). As of December 31, 2012, the effective interest rate on the ABL was 2.36% (2.56% in 2011).

The amount of the borrowing available to the Company under the ABL is determined by its applicable borrowing base from time to time. The borrowing base is calculated as a function of a percentage of eligible trade receivables, inventories and property, plant and equipment as defined in the ABL agreement.

Under the ABL agreement, the Company’s remaining unencumbered real estate is subject to a negative pledge in favour of the ABL lenders. However, the Company retains the ability to secure financing, on all or a portion of, its owned real estate, up to an amount of $35.0 million, thereby terminating the negative pledge to the ABL lenders. As of December 31, 2012, the Company had $18.0 million of secured real estate mortgage financing, including $16.4 million outstanding under the Real Estate Loan discussed below. As of December 31, 2012, $17.0 million of real estate mortgage financing remains available to the Company ($31.0 million in 2011).

As of December 31, 2012, the ABL’s borrowing base amounted to $130.5 million ($119.7 million in 2011) of which $81.6 million ($66.1 million in 2011) was drawn, including $2.2 million in letters of credit ($2.4 million in 2011). Accordingly, the Company’s unused availability as of December 31, 2012 amounted to $48.8 million ($53.7 million in 2011).

The ABL is secured by a first priority lien on the Company’s, and substantially all of its subsidiaries’, trade receivables, inventories and personal property and equipment, included in the determination of the ABL’s borrowing base, with a carrying amount of $75.9 million, $91.1 million and $185.6 million, respectively, as of December 31, 2012 ($77.5 million, $87.9 million and $190.1 million, respectively in 2011).

The ABL has one financial covenant, a fixed charge ratio of greater than or equal to 1.0 to 1.0. The financial covenant becomes effective only when unused availability drops below $25.0 million. Although not in effect, the Company was above the $25.0 million threshold of unused availability and, thus, was in compliance with this fixed charge ratio covenant as of December 31, 2012 and 2011.

In line with the Company’s interest rate risk policy to mitigate the risk associated with its variable interest rate debt instruments, including its ABL, the Company contracted interest rate swap agreements designated as cash flow hedges until it expired on September 22, 2011. These interest rate swap agreements as well as the Company’s interest rate risk policy are described in Note 21.

(c)	Real estate loan

On November 1, 2012, the Company entered into a Real Estate Loan of $16.6 million, amortized on a straight-line basis over the ten-year term, having a net book value of $16.4 million as of December 31, 2012. The maturity of the loan may be accelerated if the ABL facility is not extended and if Bank of America, N.A. ceases to be the revolver agent by reason of an action of the Company. A portion of the loan may be required to be repaid early if any mortgage properties are disposed of prior to October 31, 2022. The Real Estate Loan bore interest at a rate of 30-day LIBOR plus 250 basis points until December 31, 2012. Thereafter, the Real Estate Loan will bear interest at a rate of 30-day LIBOR plus a loan margin between 225 and 275 basis points based on a pricing grid, as defined in the loan agreement. The Real Estate Loan requires monthly payments of principal of $138,125 plus accrued interest, with the first payment due on December 1, 2012. A final payment of $9.7 million will be due on February 1, 2017. The Real Estate Loan contains two financial covenants, both of which are determined at the end of each fiscal month. The Company has been in compliance with these covenants since entering into the Real Estate Loan. The loan is secured by certain of the Company’s real estate and improvements thereon with a net book value of $12.0 million as of December 31, 2012.

(d)	Finance lease liabilities

The Company has obligations under finance lease liabilities for the rental of a building, computer hardware, shop equipment and office equipment, bearing interest at rates varying between 4.4% and 8.7% as of December 31, 2012 (4.4% to 8.7% as of December 31, 2011), payable in monthly instalments ranging from $90 to $46,320 ($90 to $46,320 in 2011), including interest and maturing on various dates until 2024. The finance lease liabilities are secured by assets under the lease liabilities.

On August 13, 2012, the Company entered into a secured debt equipment finance agreement (the “Equipment Finance Agreement”) in the amount of up to $24.0 million for qualifying US capital expenditures during the period May 2012 through December 31, 2013. The Equipment Finance Agreement will have quarterly scheduling of amounts with each schedule having a term of sixty months and a fixed interest rate. The average of the fixed interest rates is expected to be less than 3.0%. The Company entered into the first schedule on September 27, 2012 for $2.7 million at an interest rate of 2.74% with 60 monthly payments of $48,577 and the last payment due on October 1, 2017. The Company entered into the second schedule on December 28, 2012 for $2.6 million at an interest rate of 2.74% with 60 monthly payments of $46,258 and the last payment due on December 31, 2017.

(e)	Term debt

One of the Company’s wholly-owned subsidiaries has a long-term loan agreement, containing two debt instruments, totalling approximately $2.4 million at December 31, 2012 (€1.8 million) ($4.2 million at December 31, 2011 (€3.2 million)), with each instrument bearing interest at a rate of Euribor (ranging between 0.41% and 0.70% in 2012, 1.78% and 1.82% in 2011) plus a premium, 375 basis points as of December 31, 2012 (175 basis points as of December 31, 2011), which could, at the discretion of the lender, be increased semi-annually by 75 basis points. Under the terms of the agreement, only monthly interest payments were required for the first two years followed by interest plus eight equal semi-annual principal payments amounting to $0.3 million and $0.6 million, respectively, for each of the instruments commencing on January 2010 and November 2010, respectively. The term debt is secured by a comfort letter issued to the lender by the Company in favour of its wholly-owned subsidiary. Term debt also includes other long-term debt of $0.2 million.

(f)	Mortgage loans

The Company had a $3.0 million mortgage loan on its owned real estate in Danville, Virginia. On October 16, 2012, the Company prepaid in full the remaining $1.9 million on the note which was originally due July 1, 2013. The mortgage loan had a net book value of $1.9 million as of December 31, 2011.

The Company has a $1.8 million mortgage loan on its owned real estate located in Bradenton, Florida having a net book value of $0.5 million as of December 31, 2012 ($0.5 million in 2011). The mortgage is for a period of 20 years. Until October 1, 2011, the loan bore interest at 7.96%. The applicable interest rate adjusts every three years to a 355 basis point spread over the 10-year Interest Rate Swap published in the daily release of the Federal Reserve. Effective on October 1, 2011, the applicable interest rate decreased to 5.63%. As a result, the required monthly payments of principal and interest decreased from $14,723 to $12,535 beginning on November 1, 2011.

(g)	Equipment finance agreement advance fundings

Advance fundings, which are amounts funded and borrowed but not yet scheduled, were $4.6 million as of December 31, 2012. Advance fundings accrue interest at the 30-day LIBOR rate plus 200 basis points resulting in an interest rate of 2.25% as of December 31, 2012.

If the Company does not finance the full amount of $4.0 million and $20.0 million by December 31, 2012 and December 31, 2013, respectively, then the Company will be required to pay a Reinvestment Premium as defined under the Equipment Finance Agreement on the difference between those amounts and the amounts actually funded in each of those years. The Company financed two schedules, $2.7 million and $2.6 million in 2012 and expects to finance the required amounts in 2013 and does not expect to be subject to the Reinvestment Premium. The schedules are secured by the equipment with a net book value of $5.1 million as of December 31, 2012.

14 -  PROVISIONS AND CONTINGENT LIABILITIES

The Company’s provisions consist of restoration obligations, severance and other provisions primarily related to employee termination costs resulting from the closure of manufacturing facilities and provisions for litigation.

The reconciliation of the Company’s provisions as of December 31, 2011 is as follows:

	Restoration provisions	Severance and other provisions	Litigation	Total
	$	$	$	$
Balance, December 31, 2010	1,883	2,760	133	4,776
Additional provisions	-	1,873	141	2,014
Amounts paid	-	(2,804)	-	(2,804)
Net foreign exchange differences	(22)	(24)	(15)	(61)

Balance, December 31, 2011	1,861	1,805	259	3,925

Amount presented as current	-	1,654	259	1,913
Amount presented as non-current	1,861	151	-	2,012

Balance, December 31, 2011	1,861	1,805	259	3,925

The reconciliation of the Company’s provisions as of December 31, 2012 is as follows:

	Restoration provisions	Severance and other provisions	Litigation	Total
	$	$	$	$
Balance, December 31, 2011	1,861	1,805	259	3,925
Additional provisions	-	2,446	-	2,446
Amounts paid	-	(2,759)	(257)	(3,016)
Net foreign exchange differences	30	34	(2)	62

Balance, December 31, 2012	1,891	1,526	-	3,417

Amount presented as current	-	1,526	-	1,526
Amount presented as non-current	1,891	-	-	1,891

Balance, December 31, 2012	1,891	1,526	-	3,417

The restoration provision pertains to two leases at operating facilities where the Company is obligated to restore the leased properties to the same condition that existed at the time of the lease commencement date. The carrying amount of this obligation is based on management’s best estimate of the costs of the permanent removal of the Company’s manufacturing equipment used in these facilities.

The severance and other provisions relates primarily to the closure of the Hawkesbury, Ontario, Brantford, Ontario and Richmond, Kentucky manufacturing facilities. The estimated costs pertain primarily to severance and other labor related costs. See Note 4 for more information.

The litigation provisions are related to various lawsuits against, and disputes with the Company. As the Company cannot predict if and when amounts will be paid, they are classified as current. The litigation provision as of December 31, 2011 was settled during 2012. See Note 20 for more information.

As of December 31, 2012 and 2011:

—	No reimbursements are expected to be received by the Company for any of the provided amounts; and
—	There were no contingent assets at any of the financial statement reporting dates covered by these financial statements.

During the reporting period, there were no reversals of restructuring provisions and no changes in contingent liabilities.

15 -  CAPITAL STOCK

Authorized

The Company is authorized to issue an unlimited number of common shares without par value.

Class “A” preferred shares, issuable in series, ranking in priority to the common shares with respect to dividends and return of capital on dissolution. The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series. No Class A preferred shares have been issued.

Common Shares

The Company’s common shares outstanding as of December 31, 2012 and December 31, 2011, were 59,625,039 and 58,961,050, respectively.

On August 14, 2012, the Company’s Board of Directors approved a semi-annual dividend policy. Accordingly, the Company declared a cash dividend of CDN$0.08 per common share paid on October 10, 2012 to shareholders of record at the close of business on September 21, 2012. The aggregate amount of this dividend payment was $4.8 million based on 59,101,050 shares of the Company’s common shares issued and outstanding as of September 21, 2012.

The Company did not declare or pay dividends during the year ended December 31, 2011.

Share repurchase

The Company did not repurchase any common shares under the normal course issuer bid which was effective from May 2010 to May 2011. The Company did not initiate a normal course issuer bid in 2012.

Stock Appreciation Rights

On June 20, 2012, the Board of Directors of the Company adopted the 2012 SAR Plan in lieu of granting stock options in 2012. The 2012 SAR Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award SARs to eligible persons. A SAR, as defined by the Company’s plan, is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the date of exercise. These SARs can only be settled in cash and expire no later than 10 years after the date of the grant. The award agreements provide that these SARs granted to employees and executives will vest and may be exercisable 25% per year over four years. The SARs granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years.

Over the life of the awards, the total amount of expense recognized will equal the amount of the cash outflow, if any, as a result of exercises. At the end of each reporting period, the lifetime amount of expense recognized will equal the current period value of the SARs using the Black-Scholes pricing model, multiplied by the percentage vested. As a result, the amount of expense recognized can vary due to changes in the model variables from period to period until the SARs are exercised, expire, or are otherwise cancelled.

All SARs are granted at a price determined and approved by the Board of Directors, which is the closing price of the common shares on the Toronto Stock Exchange (“TSX”) on the trading day immediately preceding the day on which a SAR is granted.

On June 28, 2012, 1,240,905 SARs were granted at an exercise price of CDN$7.56.

As of December 31, 2012, the fair value of SARs granted was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

Expected life	5.8 years
Expected volatility	62%
Risk-free interest rate	1.36%
Expected dividends	2.00%
Weighted average stock price at grant date	CDN$7.56
Weighted average exercise price of awards	CDN$7.56

Expected volatility was calculated using the average closing price change on the TSX for six years prior to the grant date.

The weighted average fair value per SAR granted is CDN$3.78.

During the year ended December 31, 2012, $1.3 million of expense (nil in 2011) is included under the caption Selling, general and administrative expenses. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption Accounts payable and accrued liabilities for amounts vested and expected to vest in the next twelve months, and Other liabilities for amounts expected to vest greater than twelve months.

Stock options

Under the Company’s ESOP, options to acquire the Company’s common shares may be granted to the Company’s executives, directors and key employees. The total number of common shares reserved for issuance under the ESOP shall be equal to 10% of the Company’s issued and outstanding common shares from time to time. Options are equity-settled and expire no later than 10 years after the date of the grant and can only be used to purchase stock and may not be redeemed for cash. The plan provides that such options granted to key employees and executives will vest and may be exercisable 25% per year over four years. The options granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years.

All options are granted at a price determined and approved by the Board of Directors, which cannot be less than the average of the closing price of the common shares on the TSX for the day immediately preceding the effective date of the grant.

No options were granted in 2012.

The changes in number of options outstanding were as follows:

	2012		2011		2010
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	CDN$		CDN$		CDN$
Balance, beginning of year	3.28	3,774,026	4.44	3,355,769	6.45	3,318,053
Granted	-	-	1.66	875,000	2.07	825,000
Exercised	3.10	(663,989)	-	-	0.55	(10,000)
Forfeited	1.88	(52,500)	3.16	(149,401)	6.02	(210,284)
Expired	9.27	(400,500)	10.13	(307,342)	12.14	(567,000)

Balance, end of year	2.60	2,657,037	3.28	3,774,026	4.44	3,355,769

Options exercisable at the end of the year	3.03	1,676,305	4.20	2,247,563	5.67	2,003,974

The weighted average stock price at the date of exercise was $7.39, nil and $1.55 in 2012, 2011 and 2010, respectively, resulting in cash proceeds to the Company of $2.0 million, nil and $5,500, respectively.

The following tables summarize information about options outstanding and exercisable as of:

	Options outstanding			Options exercisable
December 31, 2012	Number	Weighted average contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
Range of exercise prices			CDN$		CDN$
$0.55 to $0.83	12,500	3.25	0.55	10,000	0.55
$1.55 to $2.33	1,482,500	5.15	1.83	550,000	1.88
$3.61 to $5.42	1,162,037	2.06	3.61	1,116,305	3.61

	2,657,037	4.45	2.60	1,676,305	3.03

	Options outstanding			Options exercisable
December 31, 2011	Number	Weighted average contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
Range of exercise prices			CDN$		CDN$
$0.55 to $0.83	40,000	3.25	0.55	27,500	0.55
$1.55 to $2.33	1,695,000	4.92	1.85	297,500	2.00
$3.37 to $5.06	1,638,526	1.93	3.36	1,522,063	3.36
$7.50 to $11.25	400,500	0.30	9.27	400,500	9.27

	3,774,026	3.10	3.28	2,247,563	4.20

	Options outstanding			Options exercisable
December 31, 2010	Number	Weighted average remaining contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
Range of exercise prices			CDN$		CDN$
$0.55 to $0.83	40,000	4.25	0.55	17,500	0.55
$1.84 to $2.76	855,000	5.69	2.06	57,500	2.10
$3.44 to $5.16	1,751,327	2.91	3.58	1,219,532	3.60
$7.50 to $11.25	596,950	0.68	9.30	596,950	9.30
$11.42	112,492	0.44	11.42	112,492	11.42

	3,355,769	2.59	4.44	2,003,974	5.67

The Company uses the fair value based method of accounting for stock-based compensation expense and other stock-based payments. During the years ended December 31, 2012, 2011 and 2010, the contributed surplus account increased by approximately $0.5 million, $0.8 million and $0.8 million, respectively, representing the stock-based compensation expense recorded for the period.

The fair value of options granted was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

	2011	2010
Expected life	6.0 years	6.0 years
Expected volatility	66%	61%
Risk-free interest rate	2.46%	2.68%
Expected dividends	0%	0%
Weighted average stock price	CDN$1.66	CDN$2.07
Weighted average exercise price	CDN$1.66	CDN$2.07

Expected volatility was calculated using the average closing price change on the TSX for six years prior to the grant date.

The fair value per option granted is:

	2011	2010
	CDN$	CDN$
Fair value	1.01	1.16

16 -  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	December 31, 2012	December 31, 2011	December 31, 2010
	$	$	$
Accumulated currency translation adjustments	3,208	1,206	2,935
Cumulative changes in fair value of interest rate swap agreements (net of future income taxes of nil, nil in 2011 and nil in 2010)	-	-	(898)
Cumulative changes in fair value of forward foreign exchange rate contracts (net of future income tax expense of nil, nil in 2011 and nil in 2010)	-	(13)	1,134

	3,208	1,193	3,171

17 -  PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

The Company has several non-contributory defined contribution plans and defined benefit plans for substantially all its employees in both Canada and the United States.

Defined Contribution Plans

In the United States, the Company maintains a savings retirement plan (401(k) Plan) for the benefit of certain employees who have been employed for at least 90 days. Contribution to this plan is at the discretion of the Company. The Company also maintains 401(k) plans according to the terms of certain collective bargaining agreements.

The Company also contributes to multi-employer plans for employees covered by certain collective bargaining agreements.

In Canada, the Company maintains defined contribution pension plans for its salaried employees and contributes amounts equal to 4% of each participant’s eligible salary.

The amount expensed with respect to the defined contribution plans for the years ended December 31, 2012, 2011 and 2010 was $3.7, $2.2 and $0.5 million, respectively.

Defined Benefit Plans

The Company has, in the United States, three defined benefit pension plans (hourly and salaried). Benefits for employees are based on compensation and years of service for salaried employees and fixed benefits per month for each year of service for hourly employees.

In Canada, certain non-union hourly employees of the Company are covered by a plan which provides a fixed benefit of CDN$20.00 in 2012, 2011 and 2010 (USD$20.00 in 2012, USD$20.22 in 2011 and USD$19.40 in 2010) per month for each year of service. The only other defined benefit pan sponsored by the Company in Canada was wound-up effective September 30, 2011. Pursuant to applicable legislation, benefits for this plan will be settled within the five-year period following the wind-up effective date.

In the United States, certain non-union hourly employees of the Company are covered by plans which provide a fixed benefit per month for each year of service. The Company amended one of the plans during the year ended December 31, 2012, which immediately increased the fixed benefit as well as incrementally over the next three years. The Company also closed the plan to new entrance whereby employees hired on or after the amendment date will not be permitted to participate in the plan.

In the United States, the Company provides group health care and life insurance benefits to certain retirees. In Canada, the Company provides group health care, dental and life insurance benefits for eligible retired employees.

Supplementary Executive Retirement Plans

The Company has Supplementary Executive Retirement Plans (“SERPs”) to provide supplemental pension benefits to certain key executives. The SERPs are not funded and provide for an annual pension benefit, from retirement or termination date, in the amounts ranging from $0.2 million to $0.6 million, annually.

Non-Routine Events

Certain former employees located at the Company’s manufacturing facility in Brantford, Ontario, Canada, participate in one of the Company’s defined benefit plans and a multi-employer plan. In connection with the Company’s plan to close this facility, as of December 31, 2010, these plans were effectively curtailed. The curtailment resulted in a gain of $0.6 million which was recorded during 2010.

Investment Policy and Basis to Determine Overall Expected Rate of Return

The Company’s Investment Committee, comprised of the Company’s Chief Financial Officer, Senior Vice President of Administration and other members of management, makes investment decisions for the Company’s pension plans. The committee established a target mix of equities and bonds.

The overall expected rate of return is determined based on projected returns and the targeted mix of the portfolios of fund assets.

Information relating to the various plans is as follows:

	Pension Plans		Other plans
	2012	2011	2012	2011
	$	$	$	$
Defined benefit obligations
Balance, beginning of year	82,451	68,616	4,227	3,817
Current service cost	1,230	992	16	46
Past service costs	682	-	-	-
Interest cost	3,469	3,662	181	199
Benefits paid	(3,223)	(3,070)	(77)	(108)
Actuarial losses	7,195	12,568	259	321
Foreign exchange rate adjustment	552	(317)	71	(48)

Balance, end of year	92,356	82,451	4,677	4,227

Fair Value of plan assets
Balance, beginning of year	49,848	50,181	-	-
Expected return on plan assets	3,827	3,946	-	-
Actuarial gains (losses)	1,274	(5,091)	-	-
Contributions by the employer	5,565	4,210	-	-
Benefits paid	(3,223)	(3,070)	-	-
Foreign exchange rate adjustment	454	(328)	-	-

Balance, end of year	57,745	49,848	-	-

Funded status – deficit	34,611	32,603	4,677	4,227

The above defined benefit obligation as of December 31, 2012 and 2011 can be analyzed by funding status as follows:

	Pension Plans
	December 31, 2012	December 31, 2011
	$	$
Wholly unfunded	10,732	8,928
Wholly funded or partially funded	81,624	73,523

Total obligations	92,356	82,451

	Other plans
	December 31, 2012	December 31, 2011
	$	$
Wholly funded	4,677	4,227

Total obligations	4,677	4,227

Reconciliation of liabilities recognized in the balance sheet

	Pension Plans
	December 31, 2012	December 31, 2011
	$	$
Present value of the defined benefit obligation	92,356	82,451
Fair value of the plan assets	57,745	49,848

Deficit in plans	34,611	32,603

Amount recognized as a liability in respect of minimum funding requirements	1,684	490

Liabilities recognized in the balance sheets	36,295	33,093

	Other plans
	December 31, 2012	December 31, 2011
	$	$
Present value of the defined benefit obligation and deficit in the plans	4,677	4,227

Liabilities recognized in the balance sheets	4,677	4,227

The composition of plan assets based on the fair value as of December 31, was as follows:

	December 31, 2012	December 31, 2011
Asset category	$	$
Cash	1,696	2,683
Equity instruments	21,943	19,663
Mutual funds	23,529	20,058
Debt instruments	8,699	6,897
Other assets	1,878	547

Total	57,745	49,848

The actual gain on plan assets during the year ended December 31, 2012 was $5.1 million. The actual loss on plan assets during the year ended December 31, 2011 was $1.1 million. None of the benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other asset that was used by the Company.

The defined benefit liabilities are included in the Company’s consolidated balance sheets as of December 31, 2012 and December 31, 2011 as follows:

	December 31, 2012
	Pension Plans	Other Plans	Total Plans
	$	$	$
Pension and other post-retirement benefits	36,295	4,677	40,972

	December 31, 2011
	Pension Plans	Other Plans	Total Plans
	$	$	$
Pension and other post-retirement benefits	33,093	4,227	37,320

Defined benefit expenses recognized in Consolidated Earnings

	Pension Plans			Other plans
	2012	2011	2010	2012	2011	2010
	$	$	$	$	$	$
Current service cost	1,230	992	831	16	46	34
Past service cost	411	-	935	-	-	-
Interest cost	3,469	3,662	3,570	181	199	221
Expected return on plan assets	(3,827)	(3,946)	(3,516)	-	-	-
Curtailment gain	-	-	(60)	-	-	(500)

Total costs (benefits) recognized in the statement of Consolidated Earnings	1,283	708	1,760	197	245	(245)

Total amount recognized in Other comprehensive income (loss)

	Pension Plans			Other plans
	2012	2011	2010	2012	2011	2010
	$	$	$	$	$	$
Actuarial losses	(6,192)	(17,659)	(3,339)	(259)	(321)	(625)
Asset ceiling	-	1,461	-	-	-	-
Change in the amount recognized as a liability in respect of minimum funding requirements	(1,194)	477	1,071	-	-	-

Total amounts recognized in other comprehensive income (loss)	(7,386)	(15,721)	(2,268)	(259)	(321)	(625)

Total cumulative amount recognized in Other comprehensive income (loss)

	Pension Plans			Other plans
	2012	2011	2010	2012	2011	2010
	$	$	$	$	$	$
Actuarial losses	(27,190)	(20,998)	(3,339)	(1,205)	(946)	(625)
Asset ceiling	1,461	1,461	-	-	-	-
Change in the amount recognized as a liability in respect of minimum funding requirements	354	1,548	1,071	-	-	-

Total cumulative amounts recognized in other comprehensive income (loss)	(25,375)	(17,989)	(2,268)	(1,205)	(946)	(625)

The significant assumptions, which management considers the most likely, and which were used to measure its defined benefit obligations and defined benefit expenses are as follows:

Weighted-average assumptions used to determine the defined benefit obligations as of December 31, were as follows:

	Pension Plans		Other plans
	2012	2011	2012	2011
Discount rate
US plans	3.64%	4.19%	2.83%	3.64%
Canadian plans	4.00%	4.50%	4.00%	4.50%

Weighted-average assumptions used to determine defined benefit expenses for the periods ending December 31, was as follows:

	Pension Plans			Other plans
	2012	2011	2010	2012	2011	2010
Discount rate
US plans	4.19%	5.34%	5.72%	3.64%	4.68%	5.29%
Canadian plans	4.50%	5.40%	6.50%	4.50%	5.40%	6.50%
Expected rate of return on plan assets
US plans	8.00%	8.00%	8.50%
Canadian plans	6.90%	7.25%	7.25%
Expected rates of salary increases	-	-	3.25%

For measurement purposes, a 5.7% annual rate increase in the per capita cost of covered health care benefits for the US plans was assumed for 2012 (6.2% in 2011 and 7.0% in 2010). The assumed rate is expected to decrease to 3.9% by 2100. For the Canadian plans, an 8% annual trend rate was assumed for 2012 (9% in 2011 and 10% in 2010). The assumed rate is expected to decrease to 5% by 2015. An increase or decrease of 1% in these rates would have the following impacts:

	Increase of 1%			Decrease of 1%
	2012	2011	2010	2012	2011	2010
	$	$	$	$	$	$
Impact on aggregate of current service and interest cost	21	20	29	(17)	(16)	(23)
Impact on defined benefit obligation	459	381	422	(370)	(310)	(336)

The following table summarizes the history of plan obligations, plan assets and experience adjustments. Experience adjustments represent the difference between actual changes in pension asset and liability balances during the year compared to expectations based on previous actuarial assumptions:

	Pension Plans
	December 31, 2012	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$	$
Present value of the defined benefit obligation	92,356	82,451	68,616	60,576
Fair value of the plan assets	57,745	49,848	50,181	43,247

Deficit in the plans	34,611	32,603	18,435	17,329

	Other plans
	December 31, 2012	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$	$
Present value of the defined benefit obligation and deficit in the plans	4,677	4,227	3,817	3,505

	Pension Plans
	2012	2011	2010
	$	$	$
Experience gains (losses) on defined benefit obligation	(1,947)	(2,345)	(413)
Experience gains (losses) on plan assets	1,274	(5,091)	1,309

	Other Plans
	2012	2011	2010
	$	$	$
Experience gains (losses) on defined benefit obligation	(8)	(24)	215

The information in the above table will be disclosed for up to five years as the amounts are determined for each accounting period prospectively from the date of transition to IFRS.

The Company expects to contribute $4.6 million to its defined benefit pension plans and $0.3 million to its health and welfare plans in 2013.

18 -  SEGMENT DISCLOSURES

The Company operates in various geographic locations and develops, manufactures and sells a variety of products to a diverse customer base. Most of the Company’s products are made from similar processes. A vast majority of the Company’s products, while brought to market through various distribution channels, generally have similar economic characteristics. As a result of the Company’s structural, operational, management and reporting realignments, decisions about resources to be allocated are determined for the Company as a whole. The chief operating decision maker assesses the Company’s performance as a single operating segment.

Geographic Information

The following tables present geographic information about sales attributed to countries based on the location of external customers and about property, plant and equipment by country based on the location of the assets:

	2012	2011	2010
	$	$	$
Sales
Canada	69,085	74,272	73,293
United States	635,727	626,551	572,673
Other	79,618	85,914	74,550

Total sales	784,430	786,737	720,516

	December 31, 2012	December 31, 2011
	$	$
Property, plant and equipment
Canada	24,104	31,772
United States	150,735	160,076
Other	10,753	11,800

Total property, plant and equipment	185,592	203,648

Intangible assets
Canada	779	1,124
United States	1,197	2,013
Other	4	-

Total intangible assets	1,980	3,137

Other assets
Canada	13	-
United States	3,581	2,726
Other	3	-

Total other assets	3,597	2,726

The following table presents sales information based on revenues for the following product categories:

	2012	2011	2010
	$	$	$
Sales
Tape	519,399	516,582	462,045
Film	145,780	150,138	135,431
Woven	112,280	117,049	106,127
Other	6,971	2,968	16,913

	784,430	786,737	720,516

19 -  RELATED PARTY TRANSACTIONS

In prior reporting periods, the Company entered into two agreements, each with a company controlled by two members of its Board of Directors. These agreements required the provision of support services that included the duties of the Executive Director and the Chairman of the Board of Directors. The Executive Director support services agreement was effective through September 30, 2010 and provided for monthly compensation beginning January 2010 in the amount of $50,000. The Chairman of the Board of Directors support services agreement was effective through June 30, 2011 and provided monthly compensation in the amount of CDN$25,000. These amounts were in lieu of the fees otherwise paid to Directors for their services. In connection with these agreements, the Company recorded a charge amounting to nil ($0.2 million in 2011 and $0.7 million in 2010) with respect to the support services agreement and a charge amounting to nil (nil in 2011 and $0.1 million in 2010) with respect to the support service related expenses in its consolidated earnings for the year ended December 31, 2012 included under the caption selling, general and administrative expenses.

The Company’s key personnel are members of the Board of Directors and six members of senior management. Key personnel remuneration includes the following expenses:

	2012	2011	2010
	$	$	$
Short-term employee benefits:
Salaries including bonuses and post-employment benefits	4,402	3,553	3,021
Short-term director benefits:
Director and committee fees and post-employment benefits	741	575	622
Stock-based payments for employees and directors	1,607	679	706

Total remuneration	6,750	4,807	4,349

20 -  COMMITMENTS AND CONTINGENCIES

Commitments Under Operating Leases

For the year ended December 31, 2012, the expense in respect of operating leases was $4.1 million ($3.8 million in 2011 and $3.6 million in 2010). As of December 31, 2012, the Company had commitments aggregating to approximately $2.9 million through the year 2016 for the rental of offices, warehouse space, manufacturing equipment, automobiles, computer hardware and other assets. Minimum lease payments for the next five years are $1.9 million in 2013, $0.6 million in 2014, $0.3 million in 2015, less than $0.1 million in 2016 and nil in 2017 and thereafter. The 2013 minimum lease payment is offset by a sublease of the Langley, British Columbia facility of $37,000.

Contingent Loss

In 2009, the Company filed a complaint in the US District Court for the Middle District of Florida against Inspired Technologies, Inc. (“ITI”) alleging that ITI had breached its obligations under a supply agreement with the Company and ITI filed a counterclaim against the Company alleging that the Company had breached its obligations under the agreements. On April 13, 2011, after two trials on the issues, the Court entered a Judgment against the Company in the amount of approximately $1.0 million. On May 19, 2011 the Company entered into a settlement agreement with ITI with respect to all outstanding litigation between the parties. Pursuant to the terms of the settlement, the Company paid approximately $1.0 million to ITI in full and complete settlement of all matters between them with respect to the litigation.

The amount is included in the Selling, general and administrative expenses caption on the accompanying statement of consolidated earnings (loss).

On February 10, 2012, Multilayer Stretch Cling Film Holdings, Inc. (“Multilayer”) filed a complaint against the company in the US District Court for Western Tennessee, alleging that the Company has infringed a

US patent issued to Multilayer that covers certain aspects of the manufacture of stretch film. Multilayer has filed substantially similar complaints against several other manufacturers of stretch film. In its complaint against the Company, Multilayer is seeking an injunction against the Company’s alleged infringement, damages of not less than a reasonable royalty, trebling of the damage award and attorneys’ fees. This matter is presently in the discovery phase of litigation.

Inasmuch as the Company does not believe that a loss from this lawsuit is probable or estimable as required under the applicable IFRS standard, it has not established an accrual for this matter. The Company assessed the probability of a potential loss and whether it could be reasonably estimated by analyzing the litigation using available information. In the event developments cause a change in the Company’s determination as to an unfavorable outcome resulting in the need to recognize a material accrual, or result in an adverse judgment, there could be a material adverse effect on the Company’s consolidated balance sheets, cash flows, and earnings in the period or periods in which such change in determination or judgment occurs.

The Company’s management concluded that the amount of the contingent loss if any cannot be reasonably estimated. In making its assessment, the Company’s management considered, among others, (i) the nature and merits of the Claim and the appeal, (ii) the current procedural status of the Claim, and (iii) the Company’s past experience in similar situations. Accordingly, the Company’s consolidated financial statements as at and for the year ended December 31, 2012, no amount has been recorded in connection with this contingent loss.

In addition to the matters described above, the Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no amounts have been recorded as of December 31, 2012.

21 -  FINANCIAL INSTRUMENTS

Fair value and classification of financial instruments

As of December 31, 2012 and December 31, 2011, the classification of financial instruments, excluding derivative financial instruments designated as part of an effective hedging relationship, as well as their carrying amounts and respective fair values are as follows:

	December 31, 2012
	Carrying amount
	Loans and receivables	Other liabilities	Fair value
	$	$	$
Financial assets
Cash	5,891	-	5,891
Trade receivables	75,860	-	75,860
Other receivables (1)	3,249	-	3,249
Loan to an officer (2)	55	-	55

Total	85,055	-	85,055

Financial liabilities
Accounts payable and accrued liabilities	-	76,005	76,005
Senior Subordinated Notes	-	38,282	38,700
Other long-term debt	-	113,017	113,017

Total	-	227,304	227,722

	December 31, 2011
	Carrying amount
	Loans and receivables	Other liabilities	Fair value
	$	$	$
Financial assets
Cash and cash equivalents	4,345	-	4,345
Trade receivables	82,622	-	82,622
Other receivables (1)	2,283	-	2,283
Loan to an officer (2)	91	-	91

Total	89,341	-	89,341

Financial liabilities
Accounts payable and accrued liabilities	-	73,998	73,998
Senior Subordinated Notes	-	116,794	113,441
Other long-term debt	-	77,495	77,495

Total	-	268,287	264,934

(1) Consists primarily of supplier rebates receivable

(2) Included in Other assets on the Consolidated Balance Sheets

The Company’s interest rate swap agreement expired on September 22, 2011 (carrying amount and fair value was a liability amounting to $0.9 million as of December 31, 2010). The Company’s final forward foreign exchange rate contract expired on July 31, 2012 (a liability amounting to $13,000 as of December 31, 2011).

The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments:

—

The fair value of trade receivables, other receivables, excluding income, sales and other taxes, and accounts payable and accrued liabilities is comparable to their carrying amount, given their short maturity periods;

—	The fair value of the Senior Subordinated Notes has been determined based on available quoted market prices;
—	The fair value of other long-term debt, mainly bearing interest at variable rates, including primarily the Company’s ABL, is closely approximated by their carrying amounts; and
—

The fair value of the interest rate swap agreements and the forward foreign exchange rate contracts are estimated using a valuation technique that maximizes the use of observable market inputs, including exchange rates and interest rates as a listed market price is not available.

The Company ensures, to the extent possible, that its valuation techniques and assumptions incorporate all factors that market participants would consider in setting a price and that it is consistent with accepted economic methods for pricing financial instruments.

Income and expenses relating to financial assets and liabilities are as follows:

	Interest income
	2012	2011	2010
	$	$	$
Cash	132	269	54

	Bad debt expense (recovery)
	2012	2011	2010
	$	$	$
Trade receivables	185	677	318

	Interest expense calculated using the effective interest rate method
	2012	2011	2010
	$	$	$
Long-term debt	13,433	15,635	15,619

As of December 31, 2011 the financial instruments presented at fair value on the Company’s consolidated balance sheet by level of the fair value hierarchy are as follows:

	December 31, 2011
	Level 1	Level 2	Total
	$	$	$
Financial liabilities
Forward foreign exchange rate contracts	-	13	13

Hierarchy of financial instruments

The Company categorizes its financial instruments, measured at fair value in the consolidated balance sheet, including its financial assets, financial liabilities and derivative financial instruments, into a three-level fair value measurement hierarchy as follows:

Level 1: The fair value is determined directly by reference to unadjusted quoted prices in active markets for identical assets and liabilities.

Level 2: The fair value is estimated using a valuation technique based on observable market data, either directly or indirectly.

Level 3: The fair value is estimated using a valuation technique based on unobservable data.

Exchange Risk

The Company is exposed to exchange risk due to cash, trade receivables, accounts payable and accrued liabilities, and long-term debt dominated in a currency other than the functional currency of the operating unit incurring the cost or earning the revenues, primarily the Canadian dollar and the Euro. As of December 31, 2012 and 2011 financial assets and liabilities in foreign currency, translated into US dollars at the closing rate, are as follows:

	2012		2011
	Canadian dollar	Euro	Canadian dollar	Euro
	USD$	USD$	USD$	USD$
Cash	1,168	1,903	663	1,669
Trade receivables	7,596	4,671	8,322	5,113

	8,764	6,574	8,985	6,782

Accounts payable and accrued liabilities	8,254	1,763	8,244	2,060
Total debt	26	2,411	33	4,563

	8,280	4,174	8,277	6,623

Net Exposure	484	2,400	708	159

The following table details the Company’s sensitivity to a 10% strengthening of the Canadian dollar and the Euro, against the US dollar, and the related impact on other comprehensive income (loss). For a 10% weakening of the Canadian dollar and the Euro, against the US dollar, there would be an equal and opposite impact on other comprehensive income (loss). As of December 31, 2012 and 2011 everything else being equal, a 10% strengthening of the Canadian dollar and Euro, against the US dollar, would result as follows:

	2012		2011
	Canadian dollar	Euro	Canadian dollar	Euro
	USD$	USD$	USD$	USD$
Increase in other comprehensive income (loss)	4,987	1,478	5,858	1,379

In 2011, in accordance with the Company’s foreign exchange rate risk policy, the Company executed a series of 9 monthly forward foreign exchange rate contracts to purchase an aggregate CDN$10.0 million beginning in July 2011 through March 2012, at fixed exchange rates ranging from CDN$0.9692 to CDN$0.9766 to the US dollar and a series of five monthly forward foreign exchange rate contracts to purchase an aggregate CDN$10.0 million beginning in March 2012 through July 2012, at fixed exchange rates ranging from CDN$1.0564 to CDN$1.0568 to the US dollar. These forward foreign exchange rate contracts mitigated foreign exchange rate risk associated with a portion of anticipated monthly inventory purchases of the Company’s US self-sustaining foreign operations that were settled in Canadian dollars. The Company designated these forward foreign exchange rate contracts as cash flow hedges, effectively mitigating the cash flow risk associated with the settlement of the inventory purchases.

In 2010, in accordance with the Company’s foreign exchange rate risk policy, the Company executed a series of 8 monthly forward foreign exchange rate contracts to purchase an aggregate CDN$10.0 million beginning in January 2011, at fixed exchange rates ranging from CDN$1.0260 to CDN$1.0318 to the US dollar; a series of 6 monthly forward foreign exchange rate contracts to purchase an aggregate CDN$13.5 million beginning in August 2011, at fixed exchange rates ranging from CDN$1.0173 to CDN$1.0223 to the US dollar; and a series of 13 monthly forward foreign exchange rate contracts to purchase an aggregate CDN$20.0 million beginning in June 2010, at fixed exchange rates ranging from CDN$1.0610 to CDN$1.0636 to the US dollar. These forward foreign exchange rate contracts mitigated foreign exchange rate risk associated with a portion of anticipated monthly inventory purchases of the Company’s US self-sustaining foreign operations that were settled in Canadian dollars. The Company designated these forward foreign exchange rate contracts as cash flow hedges, effectively mitigating the cash flow risk associated with the settlement of the inventory purchases.

Finally, in 2010, the Company executed a series of 12 monthly forward foreign exchange rate contracts to purchase an aggregate USD$2.0 million beginning in July 2010, at fixed exchange rates ranging from USD$1.1870 to USD$1.1923 to the Euro. These forward foreign exchange rate contracts complied with management’s foreign exchange risk policy whereby these forward foreign exchange rate contracts mitigated the foreign exchange rate risk associated with the Company’s translation of foreign generated Euro denominated net earnings. However, these forward foreign exchange rate contracts did not comply with the requirements for hedge accounting and thus were not been designated as such.

Execution and Settlement

During the year ended December 31, 2012, one of the Company’s US foreign operations (the “Subsidiary”) purchased an aggregate of CDN$50.5 million (USD$50.8 million) (CDN$76.9 million (USD$77.8 million) in 2011) of inventories. Included in this amount is approximately CDN$22.3 million (USD$22.4 million) (CDN$26.5 million (USD$26.8 million) in 2011) of inventory purchases previously designated as part of a hedging relationship using forward foreign exchange rate contracts (the “Contracts”). These Contracts, used to reduce the exposure related to the Subsidiary’s “anticipated” inventory purchases during the period of January through July 2012. All inventories purchased and subject to the hedging relationship pursuant to these Contracts were sold as of December 31, 2012.

For the year ended December 31, 2012, the cumulative change in these settled Contracts’ fair value was recognized in the consolidated earnings under the caption “Cost of sales” in the amount of $0.2 million, ($1.7 million in 2011 and $1.5 million in 2010). The cumulative change in the Contracts’ fair value was recognized in consolidated earnings as a result of the following:

—	The Contracts have been settled; and
—	The hedging item (the Contracts) is recognized in consolidated earnings at the same period the hedged item (the inventories) is recognized in consolidated earnings.

Discontinuance of Hedging Relationships

During the year ended December 31, 2011, the Company’s management decided to discontinue hedge accounting for specific hedging relationships by terminating the designation of these relationships. The discontinued hedging relationships consisted of seven forward foreign exchange rate contracts (four forward foreign exchange rate contracts in 2010) (collectively the “Terminated Contracts”). These

Terminated Contracts represent the Company’s hedged inventory purchases and related accounts payable during the months of March, June, July, August and September 2011 (June and September 2010). All inventory purchases covered under these contracts were sold and consequently were included in the determination of net earnings for the years ended December 31, 2011 and 2010. Accordingly, included in the Company’s consolidated earnings for the year ended December 31, 2011 are $1.0 million ($0.6 million in 2010) under the caption Cost of sales, representing the gain on these Terminated Contracts, which had been previously recognized in accumulated other comprehensive income as a result of applying hedge accounting and a loss of $0.3 million in 2011 (nil in 2010) under the caption other (income) expense, representing the change in fair value of these Terminated Contracts arising subsequent to the Company’s management decision to terminate the designation of these specific hedging relationships.

Interest Rate Risk

The Company’s ABL, Real Estate Loan, term debt and equipment finance agreement advance fundings are exposed to a risk of change in cash flows due to changes in the underlying interest rates. The Company does not currently hold any derivative financial instruments to mitigate this risk.

In 2011, the Company’s ABL and term debt were exposed to a risk of change in cash flows due to changes in the underlying interest rates. To mitigate the risk of the ABL, the Company entered into an interest rate swap agreement (the “Agreement”), designated as a cash flow hedge which expired on September 22, 2011.

The terms of this Agreement were as follows:

	Notional amount	Settlement	Fixed interest rate paid
	$		%
Agreement matured in September 2011	40,000,000	Monthly	3.35

As of December 31, 2012, the impact on the Company’s consolidated earnings of a 1.0% increase in interest rates, assuming all other variables remained equal, would be a decrease of approximately $1.0 million (a decrease of $0.7 million in 2011). Other comprehensive income (loss) would not materially change as a result of a similar shift in interest rates and consequently, no sensitivity analysis is provided.

Credit Risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Generally, the carrying amount reported on the Company’s consolidated balance sheet for its financial assets exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.

Financial assets that potentially subject the Company to credit risk consist primarily of cash, trade receivables, other receivables, namely supplier rebates receivable, and derivative financial instruments.

Cash

Credit risk associated with cash is substantially mitigated by ensuring that these financial assets are placed with major financial institutions that have been accorded investment grade ratings by a primary rating agency and qualify as credit worthy counterparties. The Company performs an ongoing review and evaluation of the possible changes in the status and credit worthiness of its counterparties.

Derivative Financial Instruments

Credit risk related to derivative financial instruments is adequately controlled, as the Company enters into such agreements solely with large American financial institutions having suitable credit ratings and who demonstrate sufficient liquidity. The credit risk, which the Company is exposed to in respect of derivative financial instruments, is limited to the replacement costs of contracts at market prices and when these agreements result in a receivable from the financial institution in the event of a counterparty default.

Trade Receivables

Credit risk with respect to trade receivables is limited due to the Company’s credit evaluation process, reasonably short collection terms and the credit worthiness of its customers. The Company regularly monitors its credit risk exposures and takes steps to mitigate the likelihood of these exposures from resulting in actual losses. Allowance for doubtful accounts is maintained, consistent with credit risk, historical trends, general economic conditions and other information and is taken into account in the consolidated financial statements.

The following table presents an analysis of the age of trade receivables and related balance as of:

	December 31, 2012	December 31, 2011
	$	$
Current	70,503	74,558
1 – 30 days past due	5,688	6,100
31 – 60 days past due	46	1,244
61 – 90 days past due	22	99
Over 91 days past due	1,993	2,840

	78,252	84,841
Allowance for doubtful accounts	(2,392)	(2,219)

Balance	75,860	82,622

The Company makes estimates and assumptions in the process of determining an adequate allowance for doubtful accounts. Trade receivables outstanding longer than the agreed upon payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade receivables are past due, the customer’s current ability to pay its obligation to the Company, historical results and the condition of the general economy and the industry as a whole. The Company writes-off trade receivables when they are determined to be uncollectible and any payments subsequently received on such trade receivables are credited to the allowance for doubtful accounts. The allowance for doubtful accounts is primarily calculated on a specific-identification of trade receivable accounts.

The following table presents a continuity summary of the Company’s allowance for doubtful accounts as of and for the year ended December 31:

	2012	2011
	$	$
Balance, beginning of year	2,219	1,653
Additions	163	676
Write-offs	(4)	(97)
Foreign exchange	14	(13)

Balance, end of year	2,392	2,219

Other Receivables

Credit risk associated with other receivables primarily relates to supplier rebates receivable. This risk is limited considering the Company’s diversified counterparties and geography.

As of December 31, 2012 and 2011, no single vendor accounted for over 5% of the Company’s total current assets. The Company does not believe it is subject to any significant concentration of credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial liabilities and obligations as they become due. The Company is exposed to this risk mainly through its long-term debt, accounts payable and accrued liabilities, and derivative financial instruments (liabilities). The Company finances its operations through a combination of cash flows from operations and borrowings under its ABL.

Liquidity risk management serves to maintain a sufficient amount of cash and to ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies to ensure it has the necessary funds to fulfil its obligations for the foreseeable future.

The following maturity analysis for derivatives and non-derivative financial liabilities is based on the remaining contractual maturities as of the balance sheet date. The amounts disclosed reflect the contractual undiscounted cash flows categorized by their earliest contractual maturity date on which the Company can be required to pay its obligation.

The maturity analysis for non-derivative financial liabilities is as follows as of December 31:

	2012
	Other long- term loans	Finance lease liabilities	Accounts payable and accrued liabilities	Total
	$	$	$	$
Current maturity	8,142	1,893	76,005	86,040
2014	2,342	1,926	-	4,268
2015	1,768	1,839	-	3,607
2016	1,772	1,769	-	3,541
2017	128,043	1,581	-	129,624
2018 and thereafter	1,250	3,891	-	5,141

	143,317	12,899	76,005	232,221

	2011
	Other long- term loans	Finance lease liabilities	Accounts payable and accrued liabilities	Total
	$	$	$	$
Current maturity	2,640	784	73,998	77,422
2013	67,382	798	-	68,180
2014	119,441	692	-	120,133
2015	71	645	-	716
2016	75	577	-	652
2017 and thereafter	1,291	4,358	-	5,649

	190,900	7,854	73,998	272,752

The maturity analysis for derivatives financial liabilities includes only the maturities essential for an understanding of the timing of the cash flows. In connection with the Company’s derivative financial liabilities requiring settlement on a net basis, undiscounted net cash flows are presented.

The maturity analysis for derivative financial liabilities is as follows as of December 31, 2011:

	Less than 6 months	6 months to 1 year	Greater than 1 year	Total
	$	$	$	$
Forward foreign exchange rate contracts	(30)	17	-	(13)
Interest rate swap agreements	-	-	-	-

	(30)	17	-	(13)

As of December 31, 2012, the Company’s unused availability under the ABL and available cash on hand amounted to $54.7 million ($58.9 million in 2011).

Price Risk

The Company’s price risk arises from changes in its oil-derived raw material prices, which are significantly influenced by the fluctuating underlying crude oil markets. The Company’s objectives in managing its price risk are threefold: i) to protect its financial result for the period from significant fluctuations in raw material costs, ii) to anticipate, to the extent possible, and plan for significant changes in the raw material markets and iii) to ensure sufficient availability of raw material required to meet the Company’s manufacturing requirements. In order to manage its exposure to price risks, the Company closely monitors current and anticipated changes in market prices and develops pre-buying strategies and patterns, and seeks to adjust its selling prices when market conditions permit. Historical results indicate management’s ability to rapidly identify fluctuations in raw material prices and, to the extent possible, incorporate such fluctuations in the Company’s selling prices.

As of December 31, 2012, all other parameters being equal, a hypothetical increase of 10% in the cost of raw materials, with no corresponding sales price adjustments, would result in a decrease in earnings of $43.7 million (a decrease in earnings of $46.8 million in 2011). A similar decrease of 10% will have the opposite impact. No material impact is expected on other comprehensive income (loss) and accordingly, no sensitivity analysis is provided.

Capital Management

The Company’s primary objectives when managing capital are i) to provide adequate return to its shareholders, ii) minimize, to the extent possible, the risks associated with its shareholders’ investment in the Company, iii) safeguard the Company’s ability to continue as a going concern and iv) provide financial capacity and flexibility to meet strategic objectives and growth.

The capital structure of the Company consists of cash, debt and shareholders’ equity. A summary of the Company’s capital structure is as follows as of December 31:

	2012	2011
	$	$
Cash	5,891	4,345
Debt	151,299	194,289
Shareholders’ equity	153,834	137,178

The Company manages its capital structure in accordance with its expected business growth, operational objectives and underlying industry, market and economic conditions. Consequently, the Company will determine, from time to time, its capital requirements and will accordingly develop a plan to be presented and approved by its Board of Directors. The plan may include the repurchase of common shares, the issuance of shares, the payment of dividends and the issuance of new debt or the refinancing of existing debt.

In meeting its principal objective to provide adequate return to its shareholders, the Company undertakes measures to maintain and grow its adjusted EBITDA over the years. Such measures include the introduction of new products, penetration into new markets and market niches, the manufacturing rationalization plan and increasing operating efficiencies.

The Company monitors its capital by reviewing its credit ratings as determined by independent agencies and evaluating various financial metrics. These metrics, which are provided to and used by the Company’s key management personnel in their decision making process, consisted of the following for the trailing twelve months ended December 31:

	2012	2011
	$	$
Net earnings (loss)	22,507	8,954
Add back:
Interest and other expense	14,536	17,541
Income tax expense (benefit)	375	1,920
Depreciation and amortization	30,397	30,882

EBITDA	67,815	59,297
Manufacturing facility closures, restructuring and other related charges	18,257	2,891
Stock-based compensation expense	1,832	818
ITI litigation settlement	-	956

Adjusted EBITDA	87,904	63,962

Interest expense	13,233	15,361
Debt	151,299	194,289

Internal financial ratios
Debt to Adjusted EBITDA	1.72	3.04
Adjusted EBITDA to interest expense	6.64	4.16

Debt represents the Company’s long-term and related current portion borrowings. The Company defines EBITDA as net earnings (loss) before (i) interest and other (income) expense; (ii) income tax expense (benefit); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue expenses; (v) amortization of intangible assets; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; and (vi) other items as disclosed. Interest expense is defined as the total interest expense incurred net of any interest income earned during the year.

22 -  POST REPORTING EVENTS

No adjusting or significant non-adjusting events have occurred between the reporting date of these financial statements and the date of authorization with the exception of the items discussed below.

In January 2013, the Company sold the Brantford, Ontario manufacturing facility and received net proceeds of $1.6 million. The Company recovered $0.2 million of the asset impairment charge previously recorded in 2011 and 2010.

The Company declared a cash dividend of $0.08 per common share payable April 10, 2013 to shareholders of record at the close of business on March 25, 2013. The estimated amount of this dividend payment is $4.8 million based on 59,625,039 shares of the Company’s common shares issued and outstanding as of March 6, 2013.

On February 26, 2013, the Company announced its intention to relocate its Columbia, South Carolina manufacturing facility within the region in order to modernize facility operations and acquire state-of-the-art manufacturing equipment.